SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 15, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release   ANGLOGOLD ASHANTI – REPORT FOR THE QUARTER ENDED
                                        MARCH 31, 2009, PREPARED IN ACCORDANCE WITH
                                        INTERNATIONAL ACCOUNTING STANDARDS

Quarter 1 2009
Report
for the quarter ended 31 March 2009
Group results for the quarter….
·   Continued progress on safety, with lowest-ever number of Lost Time Injuries, while maintaining an improved fatality rate.
·   Production of 1.103Moz, in line with updated guidance.
·   Total cash costs of $445/oz, in line with original guidance.
·   Gold spot-price up 14%; received price up 25% quarter-on-quarter.
·   Hedge book commitments reduced by further 154,000oz, with 6% discount to average spot price received.
·   Adjusted headline earnings of $150m, up significantly from prior-quarter $17m loss.
·   Further portfolio optimisation through sale of Boddington mine to Newmont Mining Corp. and Tau Lekoa mine to Simmer & Jack Mines Limited.
·  Anglo American Plc sale of remaining stake to Paulson & Company removes overhang.
Quarter
Year
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2009
2008
2008
2008
2009
2008
2008
2008
Restated
Restated
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
34,306
39,429 37,210 154,958
1,103
1,268 1,196 4,982
Price received
1
- R/kg / $/oz
273,109
219,329     183,945     130,522
858
687 755 485
Price received normalised for
accelerated settlement of non-hedge
derivatives
1
- R/kg / $/oz
273,109
219,329     183,945     185,887
858
687 755 702
Total cash costs - R/kg / $/oz
141,552
134,813     104,461     117,462
445
422 430 444
Total production costs - R/kg / $/oz
180,751
172,312     136,200     150,149
568
540 561 567
Financial review
Gross profit (loss) - Rm / $m
1,102
2,187 (3,530) 939
111
390 (99) 594
Gross profit (loss) adjusted for the gain
(loss) on unrealised non-hedge
derivatives and other commodity
contracts
2
- Rm / $m
2,764
1,241 1,911 (2,945)
279
125 250 (384)
Adjusted gross profit normalised for
accelerated settlement of non-hedge
derivatives
2
- Rm / $m
2,764
1,241         1,911        5,072
279
125 250 626
Profit (loss) attributable to equity
shareholders
- Rm / $m
1
(11,869) (3,812) (16,105)
-
(1,016)         (142)
(1,195)
Headline earnings (loss)
3
- Rm / $m
-
516 (3,880) (4,375)
-
234 (151) (30)
Headline earnings(loss) adjusted for
the gain (loss) on unrealised non-
hedge derivatives and other
commodity contracts and fair value
adjustments on convertible bond
4
- Rm / $m
1,482
(178)
813       (7,197)
150
(17)          105
(897)
Capital expenditure - Rm / $m
2,381
2,994        1,930         9,905
241
302 257 1,201
(Loss) profit per ordinary share - cents/share
Basic
-
(3,335) (1,351) (5,077)
-
(285)           (50)
(377)
Diluted
-
(3,335) (1,351) (5,077)
-
(285)           (50)
(377)
Headline
3
-
145        (1,376)
(1,379)
-
66 (54) (9)
Headline earnings (loss) adjusted for
the gain (loss) on unrealised non-
hedge derivatives and other
commodity contracts and fair value
adjustments on convertible bond
4
- cents/share
414
(50)
288      (2,269)
42
(5)             37
(283)
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note 8 "Notes" for the definition.
4. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Global Footprint
AngloGold Ashanti is a global company…
…with an extensive portfolio of new and emerging opportunities.
China
DRC
Russia

Operations at a glance
for the quarter ended 31 March 2009
Production
Total cash costs
Gross profit (loss)
adjusted for the gain
(loss) on unrealised non-
hedge derivatives and
other commodity
contracts
1
%
%
$m
oz (000)
Variance
2
$/oz
Variance
2
$m
Variance
2
Mponeng
128
(11)
244
10
63
3
AngloGold Ashanti Mineração
68
(18)
288
23
29
2
Kopanang
77
(15)
338
9
25
1
Cripple Creek & Victor
56
(28)
336
4
23
3
Siguiri
3
80
(1)
492
3
22
12
Moab Khotsong
65
(8)
292
(8)
20
8
Morila
3, 4
39
(17)
413
7
17
6
Sadiola
3, 4
36
(27)
315
(18)
17
12
TauTona
59
(16)
385
18
16
9
Sunrise Dam
98
15
574
18
12
3
Cerro Vanguardia
3
47
(16)
400
(14)
11
9
Iduapriem
37
(35)
535
(7)
10
7
Navachab
18
(10)
457
(11)
6
4
Great Noligwa
43
(32)
587
30
4
(4)
Serra Grande
3
11
(54)
499
92
4
(3)
Tau Lekoa
31
(14)
593
24
4
2
Savuka
14
(22)
452
77
4
-
Yatela
3, 4
14
(13)
547
(2)
3
-
Obuasi
92
(6)
701
(2)
(1)
32
Geita
44
(15)
1,018
11
(17)
41
Other
46
70
43
26
Sub-total
1,103
(13)
445
5
316
173
Less equity accounted investments
(37)
(19)
AngloGold Ashanti
279
154
1
Refer to note B "Non-GAAP disclosure" for the definition.
2
Variance March 2009 quarter on December 2008 quarter - increase (decrease).
3
Attributable.
4
Equity accounted joint ventures.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER
AngloGold Ashanti’s “Safety is Our First Value” campaign has now run for just over 18 months delivered a substantial impact across the business. While safety gains were recorded at many of the South African operations during the first quarter, two employees tragically lost their lives in separate accidents at the Moab
Khotsong and Tau Lekoa mines. The company recorded a Fatal Injury Frequency Rate (FIFR) of 0.05 per million hours worked, a 58% improvement on the FIFR of 0.12 in the fourth quarter. The Lost Time Injury
Frequency Rate (LTIFR) of 7.05 during the second quarter, compared with 6.98 in the three months ending
December. Leadership across AngloGold Ashanti remains fully committed to continuing to improve safety performance to deliver a workplace free of accidents.
First-quarter gold production of 1.1Moz was 2.4% lower than the initial guidance of 1.13Moz, but in line with revised guidance issued on 2 April, 2009. The general operating performance across the business was solid and the operating issues in South Africa and Tanzania that caused revision of first-quarter guidance in April have now been resolved.
Southern Africa operations produced 481,000oz at a total cash cost of $347/oz, compared with 540,000oz at
$325/oz in the previous quarter. Uranium output was 5% higher at 369,000lbs. Management’s decision to suspend some underground operations in South Africa to further improve safety contributed to the reduction, as did the slower-than-anticipated resumption of work after the December break. The Vaal River division was further impacted by inventory lock-up in the plant at Kopanang and the intersection of unidentified geological structures at Moab Khotsong, while maintenance at Mponeng and a five-day drillers’ strike at Savuka led to lower output from the West Wits operations. The strike at Savuka related to a disagreement on payments to drillers and this issue has since been resolved.
The Africa region produced 342,000oz at a total cash cost of $591/oz, compared with 401,000oz at $586/oz in the previous quarter. Planned reductions in volume at Yatela and Sadiola as well as a plant breakdown at
Geita contributed to lower production. Strong performances were delivered by Siguiri which benefited from grade improvements and Obuasi which is successfully meeting its turnaround objectives.
The South America region produced to its plan of 126,000oz at $348/oz, compared with 164,000oz at
$327/oz in the previous quarter, while Cripple Creek & Victor in North America had production of 56,000oz at
$336/oz versus 78,000oz at $322/oz in the previous period. AngloGold Ashanti’s Australian operation produced 98,000oz at A$865/oz ($574/oz), as compared with 85,000oz at A$721/oz ($486/oz) in the previous quarter as Sunrise Dam drew down higher-grade ore from stockpiles. The Australian operations are performing ahead of planned targets.
AngloGold Ashanti’s total cash costs rose 5% to $445/oz, in-line with initial guidance of $440/oz to $450/oz.
While the increase was anticipated, it was due mainly to the lower volumes across most of the company’s mines, partly offset by lower fuel costs.
The company continued to deliver into hedge commitments, part of its strategy to reduce its overall position and increase exposure to spot gold-prices. The net delta of the hedge book reduced by 360,000oz, or 7%, to
4.86Moz with total commitments of 5.84Moz, reflecting a decline of 154,000oz, or 3% at 31 March 2009. The overall reduction in the hedge position was due to deliveries made into maturing contracts.
We continue to deliver on our strategic restructuring objectives with the sale by Anglo American Plc of its remaining stake in the company, thereby removing the overhang in the market that was perceived by many as an impediment to optimum share-price performance. Paulson & Co., a US-based investment fund, purchased Anglo American’s 39.9m shares at $32 each, resulting in a total consideration of $1.28bn.
AngloGold Ashanti management held constructive dialogue with Paulson & Co. representatives following the purchase and is encouraged by their support for the company’s ongoing operational and strategic plans.

Further progress on the strategic restructuring was delivered through the continuing optimisation of its portfolio of assets, AngloGold Ashanti announced on 28 January 2009 the sale of its 33.33% stake in the
Boddington mine to Newmont Mining Corporation for up to approximately $1.1bn, comprising $750m in cash upon closing the deal; $240m in cash or Newmont shares due on 31 December 2009, and up to $100m in quarterly royalty payments based on specific cash operating margins. Capital expenditure incurred from
1 January 2009 is to be reimbursed following closure of the sale which is expected by about 30 June 2009.
On 14 February 2009, the company announced an agreement to sell its Tau Lekoa mine and the adjacent
Goedgenoeg and Weltevreden properties to Simmer & Jack Mines Ltd. Tau Lekoa is a mature, high-cost asset, distant from the company’s other Vaal River mines where future consolidation synergies are planned.
The sale is for R600m, less up to R150m in un-hedged free cashflow generated by the mine during 2009, as well as a 3% quarterly royalty revenue on 1.5Moz of gold, payable when gold trades above R180,000/kg.
The sale is expected to close early 2010.
Exploration expenditure of $31m declined 18% from the previous quarter reflecting continuous reprioritisation and management of the greenfields exploration strategy. Greenfields exploration activities were undertaken in Australia, Colombia, China, the Philippines, Russia and the DRC. Prefeasibility work on the Tropicana project in Australia remains on schedule for completion in the second half of 2009. In Colombia, drilling at
La Colosa remained suspended during the quarter pending the award of environmental permits.
Subsequent to the end of the quarter, Colombia’s Ministry of Environment, Housing and Development
indicated it will issue a permit allowing AngloGold Ashanti to resume exploration on a portion of the La
Colosa concession. A legally binding decision within the government’s administrative process is being awaited in this regard.
The award of permits will be a significant step forward and allow for resumption of exploration and other activities related to the project’s prefeasibility study. Throughout the process, close cooperation will be undertaken with local communities and non-governmental organizations to demonstrate that the development of a mine will be undertaken in an environmentally and socially responsible manner and will have significant economic benefits for the region.
Internal estimates indicate expenditure of about $200 million over the next three to four years to increase knowledge of one of the most significant gold discoveries of the past decade and the first significant gold porphyry discovery in the Colombian Andes. An investment of that magnitude will create roughly 700 direct jobs and about three times that number in indirect employment opportunities.
Adjusted headline earnings were $150m, or US42 cents/share, up from a loss of $17m, or US5 cents/share in the previous quarter. The turnaround shows AngloGold Ashanti’s improving leverage to higher spot gold prices with the reduced hedge commitments, lower amortisation and inventory adjustments. This result was further underpinned by the solid cost performance, delivered in spite of the slightly lower production result.
Production for the second quarter of 2009 is expected to be 1.140Moz because of the number of public holidays in South Africa during the second quarter. Total cash costs during the quarter are estimated at
$465/oz at R9.25/$; A$/$0.66; BRL2.25/$ and Argentinean peso 3.65/$, at R8.50/$ and A$/$0.73 with the same BRL and Argentinean peso to the dollar the total cash cost is likely to be around $485/oz.
The company remains on track to meet its production guidance for the year of between 4.9Moz to 5.0Moz.
The annual total cash cost guidance was $435/oz to $450/oz and this was based on R9.75/$, A$/$0.68,
BRL2.25/$ and Argentinean peso 3.65/$. However, with the strengthening of local currencies and in particular the South African rand, total cash costs are likely to be in the range of $450/oz to $460/oz at
R9.25/$ and $460/oz to $475/oz at R8.50/$. Capital expenditure excluding Boddington remains forecast at
$840m in 2009 and management expects to achieve a discount of 6% to the average spot gold price for the year.

OPERATING RESULTS FOR THE QUARTER
SOUTHERN AFRICA
Great Noligwa’s production was adversely affected by the premature intersection of a geological structure and the closure over the year-end break. Output was further affected by hanging-up of ore passes in January and February, causing lock-up. Gold production dropped 31% to 1,349kg (43,000oz) while total cash costs rose 30% to R186,735/kg ($587/oz), due to the lower production. Adjusted gross profit was R35m ($4m), compared with profit of R78m ($8m) in the prior quarter.
The LTIFR improved to 9.87 (12.11).
Kopanang lost four shifts to safety stoppages and also experienced a gold lock-up in the plant, resulting in an 8% drop in yield. This contributed to gold production decreasing by 15% to 2,409kg (77,000oz). Total cash costs increased by 9% to R107,584/kg ($338/oz), mainly due to lower gold production which was partially offset by a favourable adjustment to gold-in-process. Adjusted gross profit was R247m ($25m)
against R240m ($24m) in the prior quarter.
The LTIFR improved to 11.87 (12.25).
Moab Khotsong’s production fell 8% to 2,028kg (65,000oz), due mainly to a clean-up of plant inventory in the previous quarter and unexpected geological structures which eliminated planned mining faces, resulting in lower tonnage. Total cash costs were 8% lower at R93,120/kg ($292/oz), due to the favourable inventory adjustment and by-product contribution. Adjusted gross profit almost doubled to R202m ($20m) compared with R114m ($12m) in the previous quarter.
The LTIFR deteriorated to 14.51 (9.18). The mine had one fatality during the quarter.
Tau Lekoa’s, production was negatively impacted by safety stoppages and ventilation constraints in some areas. Gold production fell 13% to 962kg (31,000oz). Total cash costs increased 24% to R188,797/kg
($593/oz) due to the payment of once-off retention bonuses relating to the sale of Tau Lekoa. Adjusted gross profit almost doubled to R39m ($4m) compared with R22m ($2m) in the previous quarter.
The LTIFR deteriorated to 17.92 (12.38). The mine had one fatality during the quarter.
Vaal River Surface Operations’ production increased 67% to 1,416kg (46,000oz), due mainly to increases in tonnage and improved grades of waste-rock dump delivered. Total cash costs fell 43% to R66,734/kg
($210/oz).
The LTIFR deteriorated to 0.63 (0.56).
Mponeng’s production declined 12% to 3,967kg (128,000oz), impacted by maintenance undertaken on the mill, which in turn resulted in backfilling constraints. Total cash costs were well controlled and unit cash costs rose by only 9% to R77,520/kg ($244/oz). Adjusted gross profit was R628m ($63m), compared with R594m
($60m) in the previous quarter.
LTIFR was little changed at 12.80 (12.66).
Savuka’s production dropped 24% to 432kg (14,000oz) due mainly to a drillers’ strike which cost five production shifts, as well as problems encountered with an Eskom transformer. Total cash costs rose 77% to
R143,876/kg ($452/oz), the result of lower production and additional costs associated with the rehabilitation of a dyke intersection. The mine received some benefit from a favourable adjustment in inventory after a lock-up the previous quarter. Adjusted gross profit was R39m ($4m) compared with R42m ($4m) in the previous quarter.
The LTIFR improved to 7.08 (12.35).

TauTona’s production fell 16% to 1,822kg (59,000oz), after fall-of-ground incidents, seismic events and face-length restrictions together resulted in lower mining volumes. Yield was 9% lower due to higher off-reef tonnages as new development ends started. Total cash costs rose 18% to R122,643/kg ($385/oz), due to lower gold production. Adjusted gross profit more than doubled to R163m ($16m), from R72m ($7m) in the previous quarter.
The LTIFR improved to 13.59 (15.44).
Navachab’s production declined 10% to 18,000oz with harder footwall material fed to the plant resulting in lower tonnage throughput. This was partially offset by a 5% increase in yield because of higher grades in the footwall mineralisation and better-than-expected performance of low-grade stockpiles. Total cash costs were
11% lower at $457/oz, primarily as a result of deferred stripping-credits. Adjusted gross profit tripled to $6m, from $2m in the previous quarter.
The LTIFR remained unchanged at 0.00 (0.00).
REST OF AFRICA
Iduapriem’s gold production fell 35% to 37,000oz, due to a breakdown of a mill gearbox which severely impacted tonnage throughput. Total cash costs decreased by 7% to $535/oz, mainly as a result of a decline in waste-stripping costs and lower fuel prices. Adjusted gross profit was $10m compared with $3m the previous quarter.
LTIFR was 3.50 (3.33).
Obuasi’s gold production declined 6% to 92,000oz, as a breakdown at the oxygen treatment plant resulted in a lower tonnage throughput. Total cash costs decreased 2% to $701/oz, due to a marked improvement in operational efficiencies and reduced power consumption, as management continued to deliver on the turnaround strategy. Adjusted gross loss narrowed to $1m, compared with $33m the previous quarter, as the previous quarter’s non-cash adjustment to consumable inventory was not repeated.
The LTIFR was 4.23 (4.40).
At Siguiri (85% attributable), production marginally reduced to 80,000oz, while total cash costs increased by
3% to $492/oz, mainly due to higher royalty payments arising from a gain in the spot gold price, as well as a slower build-up of ore stockpiles. Adjusted gross profit doubled to $22m, from $10m in the previous quarter.
LTIFR was 0.00 (0.58).
At Morila (40% attributable), production was 17% lower at 39,000oz. Tonnage throughput was reduced as the SAG mill was relined and worn liners on the primary crusher were replaced. Total cash costs rose 7% to
$413/oz. Adjusted gross profit increased to $17m from $11m the prior quarter.
LTIFR remained unchanged at (0.00).
At Sadiola (38% attributable), production declined 27% to 36,000oz due to planned decreases in recovered grade. Total cash costs decreased by 18% to $315/oz, despite the lower production, as a result of lower fuel prices, lower reagent consumption and a decrease in freight costs. Adjusted gross profit more than tripled to
$17m, compared with $5m the previous quarter, buoyed by a higher gold price and an improved cost performance. The decrease in production together with an increase in reserves, led to a lower amortisation expense.
The LTIFR was 0.92 (0.83).

At Yatela (40% attributable), production declined 13% to 14,000oz due to a planned decrease in recovered grade and fewer production shifts, as well as unplanned maintenance, which led to lower tonnages stacked.
Total cash costs decreased by 2% to $547/oz as a result of lower fuel prices. Adjusted gross profit was maintained at $3m, with higher received prices compensating for lower production.
The LTIFR was 0.00 (0.00).
Geita’s gold production fell 15% to 44,000oz. The performance was well below expectations following lower-
than-anticipated recovered grades, an extended mill shutdown due to SAG-mill gearbox failure and replacement of the SAG mill thrust-ring. Repairs were completed by mid-February and tonnage throughput has since improved during April 2009. Total cash costs rose 11% to $1,018/oz. The adjusted gross loss narrowed to $17m from $58m the previous quarter.
The LTIFR improved to 0.41 (0.80).
AUSTRALIA
Sunrise Dam’s gold production rose 15% to 98,000oz due to higher grades, principally from the underground stopes at Cosmo and the Western Shear Zone. In the open pit, the first significant volumes of ore from the North Wall Cutback were mined. Installation of piping and infrastructure for the paste fill plant continued. A total of 505m of underground capital development and 1,169m of operational development were completed during the quarter. Total cash costs rose 20% to A$865/oz ($574/oz), largely because of stockpile movements. Adjusted gross profit was A$18m, ($12m) compared with A$13m ($9m) in the previous quarter.
The LTIFR was 2.54 (0.00).
SOUTH AMERICA
At Cerro Vanguardia (92.5% attributable), production fell 16% to 47,000oz because of planned declines in yield and volume. Total cash costs fell 14% to $400/oz as a result of: lower expenses related to mining and vehicle maintenance; lower technical-consultancy costs; depreciation of the Argentinean peso; and stockpile movements. Those benefits were partially offset by lower gold production, decreased silver by-product contribution and higher contractor costs. Adjusted gross profit was $11m compared with $2m the previous quarter.
The LTIFR was 6.32 (3.49).
AngloGold Ashanti Brasil Mineração’s production dropped 18% to 68,000oz. Lower-grade stopes were mined at Cuiabá, partly offset by higher tonnage output. Total cash costs rose 23% to $288/oz, primarily due to the decline in production, a lower acid by-product credit and other provision and allocation adjustments.
Adjusted gross profit was $29m, compared with $27m the previous quarter.
The LTIFR was 2.51 (3.24).

At Serra Grande (50% attributable), gold production fell 54% to 11,000oz, due mainly to an anticipated drop in overall grade following lower ore production from the quartz veins at Mine III. Output was further impacted by commissioning of the Plant Expansion Project. The benefits of the project will be evident through the balance of the year. Total cash costs rose 92% to $499/oz, principally due to lower gold production, stockpile movements and additional costs of consumables and power to meet the earlier commissioning of the plant.
Adjusted gross profit was $4m compared with $7m the previous quarter.
The LTIFR was 1.52 (1.46).
NORTH AMERICA
Cripple Creek & Victor’s gold production fell 28% to 56,000oz, due to pad-phase timing. Total cash costs increased 4% to $336/oz, due mainly to increased lime and cyanide applications, greater explosive volumes and higher royalty costs. This increase was partially offset by lower inflation and reagent costs. Adjusted gross profit rose to $23m, compared with $20m in the previous quarter, due to the higher gold price.
The LTIFR improved to 4.52 (9.81).
Notes:
All references to price received includes realised non-hedge derivatives.
In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold
Ashanti.
Rounding of figures may result in computational discrepancies.

Review of the gold market
Gold price movements and investment markets
Gold continued to benefit from the global financial crisis and in the first quarter of 2009, recorded the second-
highest spot price ever, sustaining the strong trend which started midway through the fourth quarter of 2008.
The average price during the period under review was $909/oz, a 14% increase on the $795/oz average price in the final quarter of 2008.
This performance occurred within a period of relative US-dollar strength. Traditionally, the relationship between the US dollar and the gold price has been inversely correlated. This dislocation of the gold price and US dollar is an indication of growing risk aversion among investors and a flight to US-dollar assets, primarily cash and US Treasuries.
At the same time, the continued efforts of monetary authorities to restart lending by adding substantial liquidity into the banking system has raised concerns among analysts and investors, not simply over the inflationary effects of such actions but also over certain sovereign credit-ratings. The vulnerability of nations, even those in Western Europe, was evidenced by the rating downgrades to Spain and Greece during the quarter.
These concerns were the primary driver of the gold price through the first three months of the year.
Exchange Traded Funds (ETFs) in general and the US-listed SPDR Fund in particular, were beneficiaries of this investment climate. The nine major gold ETFs collectively grew almost 40% to 53Moz from the beginning of the year to the end of March, 2009. This outstripped the 37% growth in existing ETFs over the whole of
2008 and brings ETF holdings to a significant level in comparison to major Central Bank Holdings.
Central Bank and ETF Gold Holdings
Central Bank Gold Holdings by Country
Moz
US 253
Germany 106
IMF 100
France 78
Italy 76
ETF* 53
Switzerland 32
* Combined holdings of nine major ETFs as at end March 2009
Source: WGC
1 tonne = 32 150oz
The speculative community was also invested in gold as evidenced by movements on the COMEX and
CBOT exchanges. This long positioning did not reach the proportions that were seen earlier in 2008 but under the circumstances remained robust, reaching a high of 22Moz net long.
It is expected that if the US dollar were to weaken, the traditional inverse correlation of the dollar and the gold price would reassert itself. This would almost certainly be true if the US dollar were to decline on fears of rising inflation and general currency debasement globally.
Producer hedging
Although no analysis has been published yet, the rate of producer de-hedging is not expected to have been very different from that of the previous quarter.

Physical demand
Jewellery Sales
As expected, the global financial crisis has affected the retail sector significantly, dampening purchases of gold jewellery as a luxury item in most countries, particularly in the US, India and the Middle East.
Despite this general trend, demand for gold purchases in China, now the second-largest single market for gold jewellery, remained stable. The relative buoyancy of the market was assisted by the advent of the
Chinese New Year during the quarter, which is traditionally a peak period for gold-jewellery purchases.
Demand then slowed towards the middle of March, in line with normal seasonal trends.
The US jewellery market has been badly affected by the global financial crisis. Although first-quarter retail-
sales figures are typically low following the Christmas period, the current spending crunch along with the historically high price of gold, has made gold-jewellery purchases difficult for lower-end consumers.
Retailers, including mass-market companies like WalMart, have responded by cutting back on stock levels of gold jewellery. Current market conditions are leading to consolidation throughout the value chain.
Financial instability also impacted negatively on the Middle East market, with local retail trades and the tourist sector affected. The second quarter may, however, bring some recovery as it is usually the heaviest spending season in the Middle East with the traditional wedding season typically accounting for some 60% of annual gold jewellery demand.
The Egyptian market, which performed strongly in 2008 saw a decrease in demand due to more difficult economic conditions. In Turkey, where the lira has depreciated by 30% against the US dollar since the financial crisis began, the local gold price has increased and consumption declined. The US market typically accounts for a large proportion of gold-jewellery exports from Turkey and the country’s export trade was therefore significantly affected. Both the Egyptian and the Gulf markets reported high levels of scrap sales during the quarter, a result of more difficult economic circumstances, a flight to cash and rising gold prices.
India, which accounts for approximately 30% of global jewellery consumption, experienced a slow start to
2009. The increase in gold prices, along with an increasingly conservative attitude towards spending, dampened demand in the sector. Some recovery may, however, take place during the second quarter, particularly in the rural areas, in response to the harvest and the traditional gold buying festival of Akshaya
Tritia.
As would be expected under the current financial circumstances, the Indian market also saw the increased use of scrap gold in the fabrication of new gold jewellery, as consumers preferred to use existing metal to modernize their jewellery rather than make new purchases. The market also trended towards the sale of lighter-weight products which consume less gold and can be retailed at lower price points.
Investment Market
As noted previously, investment demand in ETFs was significant during the first quarter of the year, with total holdings once again reaching record levels. Underlying sentiment relating to the gold market and the role of gold as a safe-haven asset contributed to good demand for investment products, where cash was available.
In India, for example, a recently launched scheme to retail gold medallions through post offices has been quite successful.
Despite the weakness of the retail market for gold jewellery in the US, demand for gold bars and coins remained strong, while supply shortages became more serious with the US Mint apparently unwilling to invest in new production capacity.
Central Bank Sales
Sales under the Central Bank Gold Agreement remain far below the available quotas. Post quarter-end, the
G20 summit communiqué signalled a strong intention to sell IMF gold in order to provide concessional and flexible finance for the poorest countries over the next 2-3 years. As noted in previous reports to shareholders, gold sales by the IMF would still require congressional approval and are expected to take place in the framework of the Central Bank Agreement.

Exploration
Total exploration expenditure during the first quarter, inclusive of expenditure at equity accounted joint ventures, was $31m ($15m brownfields, $16m greenfields), compared with $38m ($16m brownfields, $22m greenfields) the previous quarter.
BROWNFIELDS EXPLORATION
In South Africa, surface drilling continued in the Project Zaaiplaats area, with MMB5 intersecting the Jersey
Fault at 3,276.83m. A deflection to the Vaal Reef was started at 2,600m. MZA9 is currently re-drilling from
1,654.7m after in-hole complications. The first reef intersection is only expected in the fourth quarter. MGR8 advanced 1,123m to 2,718.83m.
In the Moab North area, Borehole MCY4 did not progress during the quarter due to in-hole problems.
In the West Rand, a new rig and crew were established on the old UD51 site. Rigging is underway and drilling is expected to commence by the end of April. The hole will be drilled vertically to intersect prospective VCR at about 3,900 metres.
At Iduapriem in Ghana, drilling at Ajopa was completed and no further field activities were conducted. Assay results are expected early in the next quarter, after which Mineral Resource modelling will commence. At
Obuasi, exploration continued with three holes advancing below 50 level.
In Argentina, at Cerro Vanguardia, the exploration programme continued with 4,095.1m of Mineral Resource delineation drilling and 3,151m of reconnaissance drilling. The environmental approval was obtained for the
El Volcan project area and initial exploration started.
In Australia, at Boddington, three rigs were employed on the BGM Mineral Resource conversion and near-
mine exploration diamond-drilling programme. During the quarter, approximately 17,818m were drilled in
29 holes.
At Sunrise Dam, exploration focussed on infill drilling within the existing Mega Pit and continued extension of the underground Mineral-Resources. The drilling within the Mega Pit will confirm whether the potential exists for an internal cutback, which becomes economically viable at higher gold prices.
During the period, 46 diamond drill holes were drilled for 9,604.8m. The in-pit drilling has confirmed that the mineralisation beneath the Sunrise shear and Midway shear zones continues up-dip and may provide the opportunity for an internal cutback on the eastern side of the Mega Pit. Further underground drilling has identified extensions to the high-grade Cosmo, Astro and GQ lodes. Additional mineralisation around the
Dolly lode has also been delineated.
In addition, exploration for satellite pits in the surrounding district continued at the Golden Delicious and
Wilga (Chalice 100%; AGA Earning 75%) prospects.
In Brazil, at the Córrego do Sítio Sulphide Project, drilling continued with 6,700.1m being drilled from surface and 1,662.2m drilled from underground. At the Lamego project, 5,152.3m of surface drilling and 2,331.7m underground drilling was completed.
At Siguiri in Guinea, exploration focused on the in-fill drilling within the combined pits preliminary models.
Targets drill tested were adjacent to and between the Bidini, Sanu-Tinti, Sorofe, Tubani, Kalamagna and
Kami pits, where a combined 267 RC holes (34,051m) were drilled.

Diamond drilling has commenced to investigate the fresh rock potential below Kosise Pit, where the oxides have been mined out and at Bidini, where mining has been completed in the main pit. Extension drilling to the Sintroko Project, based on anomalous soil-sampling and previous drilling, was done to the north, east and west of the main deposit, (17,620m Air Core, 189 holes). The drilling has indicated possible extensions to the north and west of the Sintroko deposit. All results are expected to be available for interpretation during the second quarter.
Geochemical soil sampling continued in Block 1 to the north and north east of current mining operations and east of the Sintroko Project. Cumulative results have not identified any new anomalies at this stage. Drill plans are in place to investigate geochemical anomalies to the north and northwest of the Séguélen deposit identified from sampling in 2008.
At Geita in Tanzania, exploration continued at Star and Comet where four diamond and four RC holes were drilled in order to increase confidence in the mineral resource. Assay results indicate consistent gold mineralisation.
Aircore results for Matandani NW proved to be disappointing and at Nyamalembo, data interpretation is ongoing. Infill drilling at Kalondwa Hill was completed and 1,892m was drilled. Geological interpretation is ongoing as assay results are awaited.
At Morila, in Mali, work continued on refining the deposit-emplacement model, with the reduced intrusion-
related gold system (RIRGS) favoured. Drilling below Pit4N and Pit 4S intersected ore-grade mineralisation within predicted zones. However, extensive granodiorite occurrences have downgraded the potential for significant ore tonnages. Drilling is ongoing.
At Sadiola and Yatela, exploration activity focused on drilling of three areas. At KE17, a gravity-low adjacent to the escarpment and to the southeast of Yatela, a program commenced that is aimed at verifying the continuity of the mineralisation intersected during the last round of drilling and to determine mineralisation plunge under the escarpment. Fifteen holes were completed and an assessment will be made in the next quarter regarding further follow-up drilling. At YG1, a gravity-low target located to the southwest of Yatela pit, was tested with 9 holes. Results are pending. At YG2, another gravity-low target located to the south of
Yatela pit and east of YG1, 12 holes were drilled. Results are pending, although field evidence suggests no further work will be required.
At Navachab in Namibia, exploration at Gecko continues. Three diamond holes totalling 561m were drilled and are aimed at improving the understanding of the structural setting. The Gecko Mineral Resource model was completed and has been handed over to the mine-planning team. Exploration around the Main pit focused on expanding the Mineral Resource base by extending Indicated and Inferred mineralisation limits on NP2 FW and MDM/US HW sheeted-vein sets to the north. A total of 3,364m of diamond drilling was completed in the quarter. One infill and ten down-plunge holes at a total of 2,507m were drilled in the
NP2 FW-vein target and a total of 857m were drilled in the MDM/US HW vein target. Assays are awaited.
At Cripple Creek & Victor in the United States, drilling continues to evaluate the Squaw Gulch and North
Cresson areas. Encouraging intercepts are under review. Drilling for the High Grade Study was focused along the east wall of the Cresson deposit. Data is accumulating from the current drill program and will be used to predict the grades and tonnages of high-grade zones that will be encountered during surface mining operations.

GREENFIELDS EXPLORATION
Greenfields exploration activities were undertaken in Australia, the Americas, China, SE Asia, Sub-Saharan
Africa, Russia and the DRC during the first quarter of 2009. A total of 42,161m of reverse circulation (RC)
and aircore drilling (AC) was completed at existing priority targets and used to delineate new targets in
Australia.
In Australia, on the Tropicana Joint Venture, (AngloGold Ashanti 70%, Independence Group 30%)
prefeasibility studies on the Tropicana Gold Project are continuing and completion of the study is scheduled for the second quarter of 2009. Technical studies for the project are substantially completed with financial analysis to define the optimal project to be evaluated during feasibility study.
Draft environmental impact assessment documents have been submitted and are currently under review by relevant government agencies. It is anticipated public review of the proposed project will occur mid-year.
Approvals for the project should be obtained by the second quarter 2010, providing there are no substantive public appeals or delays through the environmental assessment process.
In parallel with the prefeasibility study, exploration in the Tropicana Joint Venture (JV) has focussed on exploration targets within trucking distance of the Tropicana Gold Project.
During the quarter, a total of 916 AC holes were drilled for 34,242 metres and 50 RC holes for 7,919 metres.
Auger sampling continued across areas adjacent to the Tropicana-Havana deposit and nearly 8,000km of aeromagnetic survey was flown.
Best results for the quarter came from RC drilling intercepts at Havana South including 15m @ 3.1g/t Au from 126m, 10m @ 4.14g/t Au from 130m and 13m @ 2.34g/t Au from 73m. These results follow up significant results from 2008, and confirm mineralisation outside of previous pit shells and should extend the current resource.
Significant AC drilling results were returned from Stromboli including 4m @ 0.39g/t Au from 12m.
The Viking project which is approximately 8,300 square-kilometre in size, is located southwest of the
Tropicana JV, possibly within the same geological setting that hosts the Tropicana deposit.
Systematic surface geochemical-sampling commenced with 3,300 samples collected. Additional and follow-
up sampling is scheduled in the second quarter.
In Colombia, Phase I and Phase II Greenfield exploration was completed by AngloGold Ashanti and by joint venture partners B2Gold and Mineros S.A. No drilling was undertaken by AngloGold Ashanti or its JV partners during the quarter. In-house airborne magnetic and radiometric surveys were flown during the quarter for 1,472.53 line kilometres over the La Colosa north, Gramalote and Cisneros prospects. The total area under exploration in Colombia at the end of the quarter was 30,298 square kilometres.

At Gramalote (51% B2Gold, 49% AngloGold Ashanti), B2Gold published a NC43-101 compliant resource estimate for the Gramalote Ridge sector of the project in January, 2009 (refer Table 1 below).
TABLE 1: B2GOLD’S UPDATED GRAMALOTE RIDGE RESOURCES ESTIMATE, QUARTER 1 : 2009
Whittle Pit Optimisation
Au Price Assumption
Gold g/t
cut-off grade
Tonnes
(x1,000)
Gold Grade
(g/t Au)
Contained Metal
Gold Troy Ounces
(x1,000)
US$800                                                0.5
63,630 1.01 2,074
US$800                                                0.3
86,069 0.85 2,360
US$1,000                                             0.5
74,375 1.00 2,387
US$1,000                                             0.3
101,948 0.84 2,738
At the La Quebradona porphyry copper-gold district (49% B2Gold, 51% AngloGold Ashanti), AngloGold
Ashanti has exercised its option to control 51% of the project.
Generative Greenfield exploration programmes are ongoing in Colombia predominantly utilising stream sediment geochemistry.
In the remainder of the Americas, AngloGold Ashanti continued to compile and review geology, mineral potential and third-party opportunities, primarily in Brazil and Canada. Prospective belts have been identified and ranked, with continued focus on the merging of available technical and non-technical datasets over the top-seven belts to further refine targets, priorities and their potential availability for Greenfield exploration programmes.
In China, progress on the Jinchanggou project was reviewed. As a result, a recommendation has been made to the board of the Gansu Longxing Minerals Company to discontinue exploration on the project.
Alternative business outcomes for the project/joint venture are currently being considered.
In Southeast Asia, the grant of the Mapawa title in the Philippines has proceeded to the Secretary of Mines for final ratification. Project-generation activities and evaluation of opportunities are ongoing in a number of other areas in the region.
In Russia the dissolution of the incorporated joint venture with Polymetal is in progress, focused on selling the two exploration and four mining licences held by JV companies. A new, unincorporated alliance with
Polymetal has commenced, aimed at the joint identification and development of more advanced opportunities anywhere in Russia and potentially in the former CIS. AngloGold Ashanti considers Russia to be of strategic future importance and would like to develop a profitable operation with their local partner, in order to create a platform for future growth.
In Sub-Saharan Africa, work during the first quarter concentrated on project generation and specific project reviews in Central and Western Africa.
In the Democratic Republic of the Congo, no drilling took place during the quarter. A high priority is to improve the interpretation of the mylonite zone and associated wireframes of the Mongbwalu geological model.
Assay results were received from drilling completed at Adidi South late last year. The best intersection received was 6m @ 4.75g/t Au from 151m. A review of all regional exploration data at the Bunia West, Petsi,
Mont Tsi, Camp 3 and Lodjo prospects was instigated during the quarter.

Hedge position
As at 31 March 2009, the net delta hedge position was 4.86Moz or 151t (at 31 December 2008: 5.22Moz or
162t), representing a further reduction of 0.36Moz for the quarter. The total commitments of the hedge book as at 31 March 2009 was 5.84Moz or 182t, a reduction of 0.15Moz from the position as at
31 December 2008.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative
$2.48bn (negative R23.84bn), increasing by $0.02bn (R0.59bn) over the quarter. This value was based on a gold price of $919.80/oz, exchange rates of R9.59/$ and A$/$0.69 and the prevailing market interest rates and volatilities at that date.
The company’s received price for the first quarter was $858/oz, 6% below the average spot price for the same period.
As at 13 May 2009, the marked-to-market value of the hedge book was a negative $2.64bn (negative
R22.13bn), based on a gold price of $925.80/oz and exchange rates of R8.37/$ and A$/$0.77 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the theoretical cost of closing all hedge contracts at the time of valuation, at market prices and rates available at that time.
The following table indicates the group’s commodity hedge position at 31 March 2009
Year
2009
2010
2011
2012
2013
2014-2015
Total
DOLLAR GOLD
Forward contracts Amount (oz) *(439,874) 218,590 378,250 359,000 306,000 91,500 913,466
**US$/oz $1,037 $86 $383 $388 $408 $510 $20
Put options sold Amount (oz) 460,000 185,860 98,000 85,500 60,500 60,500 950,360
US$/oz $818 $733 $533 $538 $440 $450 $699
Call options sold Amount (oz) 588,000 1,123,630 1,231,770 811,420 574,120 709,470 5,038,410
US$/oz $730 $555 $530 $635 $601 $606 $595
RAND GOLD
Forward contracts
Amount (oz) *(60,000) *(60,000)
Rand/oz R9,540 R9,540
A DOLLAR GOLD
Forward contracts Amount (oz) *(8,554) 100,000 91,446
A$/oz A$1,617 A$652 A$562
Call options purchased Amount (oz) 40,000 100,000 140,000
A$/oz A$694 A$712 A$707
Delta (oz) 258,640 (1,170,960) (1,458,850) (1,015,650) (784,960) (685,830) (4,857,610)
*** Total net gold:
Committed (oz) (39,572) (1,342,220) (1,610,020) (1,170,420) (880,120) (800,970) (5,843,322)
*
Indicates a net long position resulting from forward purchase contracts.
**
The price represents the average weighted price, combining both forward sales and purchases for the period.
***
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2009.
Rounding of figures may result in computational discrepancies.

The following table indicates the group's currency hedge position at 31 March 2009
Year
2009
2010
2011
2012
2013
2014-2015
Total
RAND DOLLAR (000)
Put options purchased Amount ($) 50,000 50,000
US$/R R11.22 R11.22
Put options sold Amount ($) 60,000 60,000
US$/R R9.78 R9.78
Call options sold Amount ($) 60,000 60,000
US$/R R12.57 R12.57
A DOLLAR (000)
Forward contracts Amount ($) 450,000 450,000
A$/US$ A$0.65 A$0.65
Put options purchased Amount ($) 10,000 10,000
A$/US$ A$0.69 A$0.69
Put options sold Amount ($) 10,000 10,000
A$/US$ A$0.76 A$0.76
Call options sold Amount ($) 10,000 10,000
A$/US$ A$0.64 A$0.64
BRAZILIAN REAL (000)
Forward contracts Amount ($) 59,390 59,390
US$/BRL BRL 2.06 BRL 2.06
Fair value of derivative analysis by accounting designation as at 31 March 2009
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollar (millions)
Commodity option contracts (461) — (1,315) (1,776)
Foreign exchange option contracts — — 3 3
Forward sale commodity contracts (717) (106) 61 (762)
Forward foreign exchange contracts — — 20 20
Interest rate swaps (26) — 19 (7)
Total derivatives
(1,204)
(106)
(1,212)
(2,522)
Credit risk adjustment
(105)
(1)
(244)
(350)
Total derivatives - before credit risk adjustment
(1,309)
(107)
(1,456)
(2,872)
Rounding of figures may result in computational discrepancies.

Development
for the quarter ended 31 March 2009
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
SOUTHERN AFRICA - VAAL RIVER
Great Noligwa Mine
Vaal reef
838 94 93.6 7.75 725 0.68 63.26
Kopanang Mine
Vaal reef
6,163 658 26.0 102.50 2,665 3.87 102.95
Tau Lekoa Mine
Ventersdorp Contact reef
1,949 208 80.2 15.80 1,267 - -
Moab Khotsong Mine
Vaal reef
4,589 382 139.6 18.09 2,526 0.84 126.66
SOUTHERN AFRICA - WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
117 - - - - - -
Carbon Leader reef
2,385 94 13.9 150.29 2,089 2.35 32.37
Savuka Mine
Carbon Leader reef
642 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
3,533 504 57.8 39.43 2,279 - -
AUSTRALIA
Sunrise Dam
739 739 - 2.51 - - -
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá
1,373 368 - 4.79 - - -
Córrego do Sitio 1,060 357 - 3.39 - - -
Lamego 1,004 130 - 2.13 - - -
Serra Grande
Mina III
828 222 - 5.63 - - -
Mina Nova 646 - - - - - -
REST OF AFRICA
Obuasi
6,161 2,121 *470 7.25 3,408 - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
SOUTHERN AFRICA - VAAL RIVER
Great Noligwa Mine
Vaal reef
2,749 308 36.9 0.23 0.69 1.36 4.18
Kopanang Mine
Vaal reef
20,221 2,159 10.2 2.99 2.55 7.74 6.60
Tau Lekoa Mine
Ventersdorp Contact reef
6,394 682 31.6 0.46 1.21 - -
Moab Khotsong Mine
Vaal reef
15,057 1,253 55.0 0.53 2.42 1.68 7.69
SOUTHERN AFRICA - WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
382 - - - - - -
Carbon Leader reef 7,825 308 5.5 4.38 2.00 4.70 2.14
Savuka Mine
Carbon Leader reef
2,107 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
11,590 1,654 22.8 1.15 2.18 - -
AUSTRALIA
Sunrise Dam
2,425 2,425 - 0.07 - - -
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá
4,504 1,207 - 0.14 - - -
Córrego do Sitio 3,476 1,172 - 0.10 - - -
Lamego 3,295 427 - 0.06 - - -
Serra Grande
Mina III
2,717 728 - 0.16 - - -
Mina Nova 2,119 - - - - - -
REST OF AFRICA
Obuasi
20,212 6,957 *185 0.21 3.26 - -
* Average ore body width.
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Group
operating results
Year
ended
Year
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2009
2008
2008
2008
2009
2008
2008
2008
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes / - 000 tons
3,032
3,227 2,901 12,335
3,343
3,557 3,197 13,597
Yield - g / t / - oz / t
6.22
6.72 6.95 6.89
0.181
0.196 0.203 0.201
Gold produced - kg / - oz (000)
18,857
21,679 20,164 85,025
606
697 648 2,734
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
3,264
3,092 2,826 11,870
3,598
3,408 3,115 13,085
Yield - g / t / - oz / t
0.56
0.44 0.47 0.42
0.016
0.013 0.014 0.012
Gold produced - kg / - oz (000)
1,824
1,362 1,318 5,009
59
44 42 161
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
45,352
40,332 46,554 175,999
49,992
44,458 51,317 194,006
Treated - 000 tonnes / - 000 tons
5,737
6,575 6,331 25,388
6,324
7,248 6,979 27,985
Stripping ratio - t (mined total - mined ore) / t mined ore
5.44
4.65 4.91 5.24
5.44
4.65 4.91 5.24
Yield - g / t / - oz / t
1.99
2.01 2.09 2.12
0.058
0.059 0.061 0.062
Gold in ore - kg / - oz (000)
7,750
18,394 12,266 47,160
249
591 394 1,516
Gold produced - kg / - oz (000)
11,406
13,240 13,240 53,930
367
426 426 1,734
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
13,882
13,712 13,239 54,754
15,302
15,115 14,593 60,356
Placed
1
- 000 tonnes / - 000 tons
5,605
5,861 5,408 23,462
6,179
6,460 5,962 25,863
Stripping ratio - t (mined total - mined ore) / t mined ore
1.51
1.47 1.43 1.43
1.51
1.47 1.43 1.43
Yield
2
- g / t / - oz / t
0.57
0.61 0.67 0.62
0.017
0.018 0.019 0.018
Gold placed
3
- kg / - oz (000)
3,220
3,577 3,613 14,496
104
115 116 466
Gold produced - kg / - oz (000)
2,219
3,148 2,488 10,994
71
101 80 353
TOTAL
Gold produced
- kg / - oz (000)
34,306
39,429 37,210 154,958
1,103
1,268 1,196 4,982
Gold sold - kg / - oz (000)
32,584
39,249 37,098 155,954
1,048
1,262 1,193 5,014
Price received - R / kg / - $ / oz - sold
273,109
219,329 183,945 130,522
858
687 755 485
Price received normalised for
accelerated settlement of non-
hedge derivatives
- R / kg / - $ / oz - sold
273,109
219,329 183,945 185,887
858
687 755 702
Total cash costs - R / kg / - $ / oz - produced
141,552
134,813 104,461 117,462
445
422 430 444
Total production costs - R / kg / - $ / oz - produced
180,751
172,312 136,200 150,149
568
540 561 567
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz
293
342 303 333
9.42
11.00 9.75 10.70
Actual - g / - oz
287
295 302 309
9.23
9.48 9.72 9.94
CAPITAL EXPENDITURE
- Rm / - $m
2,381
2,994 1,930 9,905
241
302 257 1,201
1
Tonnes (tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2009
2008
2008
2008
Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
6,824
8,771 6,864 30,790
Gold income
6,518
8,517 6,657 29,774
Cost of sales
3
(5,621)
(6,928) (4,588) (22,558)
Gain (loss) on non-hedge derivatives and other commodity contracts
4
205
598 (5,599) (6,277)
Gross profit (loss)
1,102
2,187 (3,530) 939
Corporate administration and other expenses
(351)
(363) (217) (1,090)
Market development costs
(28)
(41) (24) (113)
Exploration costs
(221)
(298) (268) (1,037)
Other operating (expenses) income
5
(50)
61 32 (29)
Operating special items
6
(60)
(15,855) 82 (15,379)
Operating profit (loss)
391
(14,309) (3,925) (16,709)
Interest received
97
108 80 536
Exchange gain (loss)
16
8 (10) 33
Fair value adjustment on option component of convertible bond
-
2 170 185
Finance costs and unwinding of obligations
(252)
(225) (253) (926)
Share of equity accounted investments' profit (loss)
223
(381) 72 (1,177)
Profit (loss) before taxation
476
(14,797) (3,867) (18,058)
Taxation 7
(384)
2,978 148 2,079
Profit (loss) after taxation from continuing operations
92
(11,819) (3,719) (15,979)
Discontinued operations
Profit (loss) from discontinued operations
-
4 (3) 198
Profit (loss) for the period
92
(11,815) (3,722) (15,781)
Allocated as follows:
Equity shareholders
1
(11,869) (3,812) (16,105)
Minority interest
91
54 90 324
92
(11,815) (3,722) (15,781)
Basic
(1)
and diluted
(2)
loss per ordinary share (cents)
Loss from continuing operations
-
(3,336) (1,350) (5,140)
Profit (loss) from discontinued operations
-
1 (1) 63
Loss
-
(3,335) (1,351) (5,077)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted loss per share is anti-dilutive and therefore equal to the basic loss per share.

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2009
2008
2008
2008
Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
689
884 906 3,743
Gold income
658
858 879 3,619
Cost of sales
3
(568)
(698) (607) (2,728)
Gain (loss) on non-hedge derivatives and other commodity contracts
4
20
230 (372) (297)
Gross profit (loss)
111
390 (99) 594
Corporate administration and other expenses
(35)
(37) (29) (131)
Market development costs
(3)
(4) (3) (13)
Exploration costs
(22)
(30) (36) (126)
Other operating (expenses) income
5
(5)
6 4 (6)
Operating special items
6
(6)
(1,600) 11 (1,538)
Operating profit (loss)
39
(1,275) (152) (1,220)
Interest received
10
11 11 66
Exchange gain (loss)
1
1 (1) 4
Fair value adjustment on option component of convertible bond
-
- 23 25
Finance costs and unwinding of obligations
(25)
(23) (33) (114)
Share of equity accounted investments' profit (loss)
23
(39) 9 (138)
Profit (loss) before taxation
48
(1,324) (144) (1,377)
Taxation 7
(39)
313 14 197
Profit (loss) after taxation from continuing operations
9
(1,011) (130) (1,180)
Discontinued operations
Profit from discontinued operations
-
- - 25
Profit (loss) for the period
9
(1,011) (131) (1,155)
Allocated as follows:
Equity shareholders
-
(1,016) (142) (1,195)
Minority interest
9
5 11 40
9
(1,011) (131) (1,155)
Basic
(1)
and diluted
(2)
loss per ordinary share (cents)
Loss from continuing operations
-
(285) (50) (385)
Profit from discontinued operations
-
- - 8
Loss
-
(285) (50) (377)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted loss per share is anti-dilutive and therefore equal to the basic loss per share.

Statement of comprehensive income
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2009
2008
2008
2008
Restated
SA Rand million
Unaudited Unaudited Unaudited Audited
Profit (loss) for the period
92
(11,815) (3,722) (15,781)
Exchange differences on translation of foreign operations
174
4,115 4,697 8,725
Net loss on cash flow hedges removed from equity and reported in gold sales
530
369 494 1,782
Net loss on cash flow hedges
(171)
(99) (827) (721)
Hedge ineffectiveness
36
67 13 64
Realised losses on hedges of capital items
(15)
(18) - (18)
Deferred taxation thereon
(91)
(58) 92 (254)
289
261 (228) 853
Net gain (loss) on available for sale financial assets
83
7 (73) (74)
Release on available for sale financial assets
-
(1) - (9)
Deferred taxation thereon
(3)
(11) 17 12
80
(5) (56) (71)
Actuarial loss recognised
-
(171) - (364)
Deferred taxation thereon
-
58 (3) 124
-
(113) (3) (240)
Other comprehensive income for the period net of tax
543
4,258
4,410
9,267
Total comprehensive income (expense) for the period net of tax
635
(7,557)
688
(6,514)
Allocated as follows:
Equity shareholders
538
(7,602) 597 (6,860)
Minority interest
97
45 91 346
635
(7,557) 688 (6,514)
Rounding of figures may result in computational discrepancies.

Statement of comprehensive income
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2009
2008
2008
2008
Restated
US Dollar million
Unaudited Unaudited Unaudited Audited
Profit (loss) for the period
9
(1,011) (131) (1,155)
Exchange differences on translation of foreign operations
38
279 372 649
Net loss on cash flow hedges removed from equity and reported in gold sales
54
32 66 216
Net loss on cash flow hedges
(17)
(6) (110) (87)
Hedge ineffectiveness
3
8 2 8
Realised losses on hedges of capital items
(2)
(2) - (2)
Deferred taxation thereon
(9)
(4) 12 (28)
29
28 (30) 107
Net gain (loss) on available for sale financial assets
8
2 (9) (9)
Release on available for sale financial assets
-
- - (1)
Deferred taxation thereon
-
(1) 2 1
8
1 (7) (9)
Actuarial loss recognised
-
(19) - (44)
Deferred taxation thereon
-
6 - 15
-
(13) - (29)
Other comprehensive income for the period net of tax
75
295 335 718
Total comprehensive income (expense) for the period net of tax
84
(716) 204 (437)
Allocated as follows:
Equity shareholders
74
(720) 193 (480)
Minority interest
10
4 11 43
84
(716) 204 (437)
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
March
December
March
2009
2008
2008
Restated
SA Rand million
Note
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
41,404
41,081 52,569
Intangible assets
1,408
1,403 3,494
Investments in associates and equity accounted joint ventures
2,897
2,814 2,742
Other investments
704
625 661
Inventories
2,884
2,710 2,361
Trade and other receivables
716
585 489
Deferred taxation
477
475 495
Other non-current assets
36
32 281
50,525
49,725 63,092
Current assets
Inventories
5,877
5,663 4,612
Trade and other receivables
1,827
2,076 1,729
Derivatives
4,744
5,386 3,966
Current portion of other non-current assets
2
2 2
Cash restricted for use
443
415 423
Cash and cash equivalents
5,874
5,438 3,848
18,767
18,980 14,580
Non-current assets held for sale
9,104
7,497 131
27,871
26,477 14,711
TOTAL ASSETS
78,396
76,202 77,803
EQUITY AND LIABILITIES
Share capital and premium 10
37,513
37,336 22,448
Retained earnings and other reserves
(13,995)
(14,380) (5,787)
Minority interests
893
790 576
Total equity
24,411
23,746 17,237
Non-current liabilities
Borrowings
9,147
8,224 5,700
Environmental rehabilitation and other provisions
3,934
3,860 3,691
Provision for pension and post-retirement benefits
1,299
1,293 1,244
Trade, other payables and deferred income
115
99 89
Derivatives
-
235 874
Deferred taxation
6,153
5,838 7,336
20,648
19,549 18,934
Current liabilities
Current portion of borrowings
9,745
10,046 9,974
Trade, other payables and deferred income
4,683
4,946 4,953
Derivatives
17,376
16,426 25,188
Taxation
803
1,033 1,346
32,607
32,451 41,461
Non-current liabilities held for sale
731
456 171
33,338
32,907 41,632
Total liabilities
53,986
52,456 60,566
TOTAL EQUITY AND LIABILITIES
78,396
76,202 77,803
Net asset value - cents per share
6,818
6,643 6,116
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
March
December
March
2009
2008
2008
Restated
US Dollar million
Note
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
4,320
4,345 6,495
Intangible assets
147
148 432
Investments in associates and equity accounted joint ventures
302
298 339
Other investments
73
66 82
Inventories
301
287 292
Trade and other receivables
75
62 60
Deferred taxation
50
50 61
Other non-current assets
4
3 35
5,271
5,259 7,796
Current assets
Inventories
613
599 570
Trade and other receivables
190
220 214
Derivatives
495
570 490
Current portion of other non-current assets
-
- -
Cash restricted for use
46
44 52
Cash and cash equivalents
613
575 475
1,957
2,008 1,801
Non-current assets held for sale
950
793 16
2,907
2,801 1,817
TOTAL ASSETS
8,178
8,060 9,613
EQUITY AND LIABILITIES
Share capital and premium 10
3,914
3,949 2,773
Retained earnings and other reserves
(1,460)
(1,521) (715)
Minority interests
93
83 71
Total equity
2,547
2,511 2,129
Non-current liabilities
Borrowings
954
870 704
Environmental rehabilitation and other provisions
410
408 456
Provision for pension and post-retirement benefits
135
137 154
Trade, other payables and deferred income
12
11 11
Derivatives
-
25 108
Deferred taxation
642
617 906
2,153
2,068 2,339
Current liabilities
Current portion of borrowings
1,017
1,063 1,232
Trade, other payables and deferred income
489
524 612
Derivatives
1,813
1,737 3,112
Taxation
84
109 167
3,402
3,433 5,123
Non-current liabilities held for sale
76
48 21
3,478
3,481 5,144
Total liabilities
5,631
5,549 7,482
TOTAL EQUITY AND LIABILITIES
8,178
8,060 9,613
Net asset value - cents per share
711
702 755
Rounding of figures may result in computational discrepancies.

Group statement of cashflows
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2009
2008
2008
2008
Restated
SA Rand million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
6,404
8,772 6,536 30,117
Payments to suppliers and employees
(3,726)
(6,210) (4,674) (24,429)
Cash generated from operations
2,678
2,562 1,863 5,688
Cash utilised by discontinued operations
-
(4) (1) (11)
Dividend received from equity accounted investments
173
257 - 739
Taxation paid
(423)
(127) (343) (1,029)
Cash utilised for hedge book settlements
-
(10) - (8,514)
Net cash inflow (outflow) from operating activities
2,427
2,678 1,519 (3,127)
Cash flows from investing activities
Capital expenditure
(2,387)
(2,964) (1,918) (9,846)
Proceeds from disposal of tangible assets
17
33 222 301
Proceeds from disposal of assets of discontinued operations
-
- - 79
Other investments acquired
(160)
(197) (266) (769)
Proceeds on disposal of associate
-
- - 382
Associates' loans advanced
-
- - (38)
Associates' loans repaid
1
- 30 33
Proceeds from disposal of investments
165
203 207 729
(Increase) decrease in cash restricted for use
(104)
94 (48) (49)
Interest received
98
98 86 538
Loans advanced
-
- (3) (3)
Repayment of loans advanced
1
1 1 3
Net cash outflow from investing activities
(2,370)
(2,733) (1,689) (8,640)
Cash flows from financing activities
Proceeds from issue of share capital
114
12 65 13,592
Share issue expenses
(4)
(11) - (421)
Proceeds from borrowings
10,938
1,622 1,204 7,034
Repayment of borrowings
(10,135)
(477) (154) (5,066)
Finance costs paid
(410)
(266) (250) (788)
Dividends paid
(178)
- (152) (455)
Net cash inflow from financing activities
325
879 713 13,896
Net increase in cash and cash equivalents
382
824 543 2,129
Translation
54
29 58 63
Cash and cash equivalents at beginning of period
5,438
4,585 3,246 3,246
Net cash and cash equivalents at end of period
5,874
5,438 3,848 5,438
Cash generated from operations
Profit (loss) before taxation
476
(14,797) (3,867) (18,058)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
1,621
(1,046) 5,280 3,169
Amortisation of tangible assets
1,261
1,387 1,020 4,620
Finance costs and unwinding of obligations
252
225 253 926
Environmental, rehabilitation and other expenditure
20
(72) 87 38
Operating special items
60
15,855 (82) 15,379
Amortisation of intangible assets
6
9 4 21
Deferred stripping
(313)
(140) (190) (418)
Fair value adjustment on option components of convertible bond
-
(2) (170) (185)
Interest receivable
(97)
(108) (80) (536)
Share of equity accounted investments' (profit) loss
(223)
381 (72) 1,177
Other non-cash movements
80
363 (20) 776
Movements in working capital
(464)
507 (300) (1,221)
2,678
2,562 1,863 5,688
Movements in working capital
Increase in inventories
(440)
(1,162) (1,439) (3,588)
(Increase) decrease in trade and other receivables
(337)
135 (386) (618)
Increase in trade and other payables
313
1,533 1,525 2,985
(464)
507 (300) (1,221)
Rounding of figures may result in computational discrepancies.

Group statement of cashflows
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2009
2008
2008
2008
Restated
US Dollar million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
646
892 871 3,672
Payments to suppliers and employees
(378)
(681) (656) (3,040)
Cash generated from operations
268
210 215 632
Cash utilised by discontinued operations
-
- - (1)
Dividend received from equity accounted investments
18
20 - 78
Taxation paid
(43)
(7) (46) (125)
Cash utilised for hedge book settlements
-
(1) - (1,113)
Net cash inflow (outflow) from operating activities
243
221 169 (529)
Cash flows from investing activities
Capital expenditure
(241)
(298) (256) (1,194)
Proceeds from disposal of tangible assets
2
3 30 39
Proceeds from disposal of assets of discontinued operations
-
- - 10
Other investments acquired
(16)
(19) (35) (93)
Proceeds on disposal of associate
-
(3) - 48
Associates' loans advanced
-
- - (4)
Associates' loans repaid
-
- 4 4
Proceeds from disposal of investments
17
20 28 88
(Increase) decrease in cash restricted for use
(10)
14 (6) (6)
Interest received
10
10 11 67
Loans advanced
-
- - -
Repayment of loans advanced
-
- - -
Net cash outflow from investing activities
(239)
(274) (225) (1,041)
Cash flows from financing activities
Proceeds from issue of share capital
12
1 9 1,722
Share issue expenses
-
- - (54)
Proceeds from borrowings
1,105
149 160 853
Repayment of borrowings
(1,024)
(17) (20) (614)
Finance costs paid
(41)
(25) (33) (93)
Dividends paid
(18)
- (19) (58)
Net cash inflow from financing activities
33
108 96 1,756
Net increase in cash and cash equivalents
37
55 40 186
Translation
1
(35) (42) (88)
Cash and cash equivalents at beginning of period
575
555 477 477
Net cash and cash equivalents at end of period
613
575 475 575
Cash generated from operations
Profit (loss) before taxation
48
(1,324) (144) (1,377)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
164
(276) 328 (88)
Amortisation of tangible assets
127
140 136 560
Finance costs and unwinding of obligations
25
23 33 114
Environmental, rehabilitation and other expenditure
2
(8) 12 6
Operating special items
6
1,600 (11) 1,538
Amortisation of intangible assets
1
1 - 2
Deferred stripping
(32)
(14) (23) (51)
Fair value adjustment on option components of convertible bond
-
- (23) (25)
Interest receivable
(10)
(11) (11) (66)
Share of equity accounted investments' (profit) loss
(23)
39 (9) 138
Other non-cash movements
8
36 (2) 87
Movements in working capital
(49)
5 (70) (206)
268
210 215 632
Movements in working capital
Increase in inventories
(34)
(1) (48) (151)
(Increase) decrease in trade and other receivables
(32)
47 (16) (9)
Increase (decrease) in trade and other payables
17
(40) (6) (46)
(49)
5 (70) (206)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Cash
Available
Foreign
Share
Other
flow
for
Actuarial
currency
Capital &
capital
Retained
hedge
sale
(losses)   translation
Minority
Total
SA Rand million
Premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at December 2007 22,371 701 (5,524) (1,633) 59 (108) 338 16,204 429 16,633
(Loss) profit for the year (3,812) (3,812) 90 (3,722)
Comprehensive (expense) income (229) (56) (3) 4,697 4,409 1 4,410
Total comprehensive (expense) income
-                        -           (3,812)             (229)               (56)                 (3)             4,697                597                   91               688
Shares issued 77 77 77
Share-based payment for share awards 73 73 73
Dividends paid (148) (148) (148)
Dividends of subsidiaries - (4) (4)
Transfers to foreign currency translation reserve (12) 12 - -
Translation - 3 (146) 1 (142) 60 (82)
Balance at March 2008
22,448 777 (9,496) (2,008) 4 (111) 5,047 16,661 576 17,237
Balance at December 2008 37,336 809 (22,879) (1,008) (18) (347) 9,063 22,956 790 23,746
Profit for the year 1 1 91 92
Comprehensive income 283 80 - 174 537 6 543
Total comprehensive income
-                      -                   1                 283                  80                    -                 174                 538                 97                  635
Shares issued 177 177 177
Share-based payment for share awards 39 39 39
Dividends paid (178) (178) (178)
Translation - (4) (7) (3) - (14) 6 (8)
Balance at March 2009
37,513 844 (23,056) (732) 59 (347) 9,237 23,518 893 24,411
US Dollar million
Balance at December 2007
3,285 103 (1,020) (240) 9 (16) 258 2,379 63 2,442
(Loss) profit for the year (142) (142) 11 (131)
Comprehensive (expense) income (30) (7) - 372 335 - 335
Total comprehensive (expense) income
-                      -              (142)               (30)                  (7)                   -                 372                193                   11               204
Shares issued 9 9 9
Share-based payment for share awards 10 10 10
Dividends paid (18) (18) (18)
Dividends of subsidiaries - (1) (1)
Transfers to foreign currency translation reserve (2) 2 - -
Translation (521) (17) 22 (2) 3 (515) (2) (517)
Balance at March 2008
2,773 96 (1,182) (248) - (13) 632 2,058 71 2,129
Balance at December 2008 3,949 86 (2,368) (107) (2) (37) 907 2,428 83 2,511
Profit for the year - - 9 9
Comprehensive income 28 8 - 38 74 1 75
Total comprehensive income
-                       -                    -                 28                     8                     -                  38                   74                  10                  84
Shares issued 17 17 17
Share-based payment for share awards 4 4 4
Dividends paid (18) (18) (18)
Translation (52) (3) 3 - 1 (51) (51)
Balance at March 2009
3,914 87 (2,386) (76) 6 (36) 945 2,454 93 2,547
Rounding of figures may result in computational discrepancies.

Segmental   reporting
for the quarter ended 31 March 2009
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2009
2008
2008
2008
2009
2008
2008
2008
Restated
Restated
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income
Southern Africa
3,045
3,649 2,534 12,395
307
367 335 1,505
Rest of Africa
1,482
2,010 1,953 9,334
150
203 258 1,148
Australia
626
937 727 2,338
63
94 96 280
South America
1,122
1,390 1,074 3,723
113
140 142 446
North America
243
531 369 1,984
24
54 48 240
6,518
8,517 6,657 29,774
658
858 879 3,619
Gross profit (loss) adjusted for
the gain (loss) on unrealised non-
hedge derivatives and other
commodity contracts
Southern Africa
1,683
1,266 1,035 (265)
170
128 132 (57)
Rest of Africa
557
(542) 396 (2,798)
56
(55) 53 (334)
Australia
96
75 144 (554)
10
8 20 (70)
South America
484
432 361 211
49
44 48 19
North America
222
170 157 99
22
17 21 10
Other
86
24 2 167
9
1 - 20
Sub-total
3,128
1,425 2,095 (3,140)
316
143 274 (412)
Less equity accounted investments
(364)
(184) (184) 195
(37)
(18) (24) 28
2,764
1,241 1,911 (2,945)
279
125 250 (384)
Adjusted gross profit (loss)
normalised for accelerated
settlement of non-hedge
derivatives
Southern Africa
1,683
1,266 1,035 3,938
170
128 132 473
Rest of Africa
557
(542) 396 (232)
56
(55) 53 (12)
Australia
96
75 144 182
10
8 20 23
South America
484
432 361 1,148
49
44 48 138
North America
222
170 157 545
22
17 21 66
Other
86
24 2 40
9
1 - 5
Sub-total
3,128
1,425 2,095 5,621
316
143 274 693
Less equity accounted investments
(364)
(184) (184) (549)
(37)
(18) (24) (67)
2,764
1,241 1,911 5,072
279
125 250 626
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti has implemented IFRS 8 “Operating Segments” with effect from 1 January 2009 and this has resulted in a change to the segmental information reported by Anglogold Ashanti. Comparative information has been presented on a consistent basis. AngloGold
Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Management team, collectively identified as the Chief Operating Decision Maker. Individual members of the Executive
Management team are responsible for geographic regions of the business.
US Dollar million SA Rand million
Quarter ended
Quarter ended

Segmental reporting (continued)
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2009
2008
2008
2008
2009
2008
2008
2008
Restated
Restated
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Gold production
(1)
Southern Africa
14,954
16,799 15,967 67,409
481
540 513 2,167
Rest of Africa
10,649
12,459 11,997 48,588
342
401 385 1,562
Australia
3,041
2,651 3,707 13,477
98
85 119 433
South America
3,926
5,098 3,748 17,468
126
164 121 562
North America
1,736
2,422 1,791 8,016
56
78 58 258
34,306
39,429 37,210 154,958
1,103
1,268 1,196 4,982
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2009
2008
2008
2008
2009
2008
2008
2008
Restated
Restated
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Capital expenditure
(1)
Southern Africa
692
849 539 2,877
70
85 72 349
Rest of Africa
377
707 278 2,059
38
74 37 250
Australia
940
1,054 803 3,618
95
105 107 439
South America
286
301 215 1,044
29
30 29 127
North America
79
37 90 221
8
3 12 27
Other
7
46 5 86
1
5 - 9
2,381
2,994 1,930 9,905
241
302 257 1,201
As at
As at
As at
As at
As at
As at
Mar
Dec
Mar
Mar
Dec
Mar
2009
2008
2008
2009
2008
2008
Restated
Restated
Unaudited
Audited
Unaudited
Unaudited
Audited
Unaudited
Total assets
Southern Africa
20,741
20,244 19,228
2,164
2,141 2,376
Rest of Africa
25,555
24,405 33,713
2,666
2,581 4,165
Australia
14,053
12,936 11,404
1,466
1,368 1,409
South America
10,583
10,386 7,979
1,104
1,098 986
North America
5,594
5,422 4,284
584
573 529
Other
2,783
3,658 2,145
290
388 266
79,309
77,051 78,753
8,274
8,149 9,731
Less equity accounted investments
(913)
(849) (948)
(96)
(89) (118)
Total assets
78,396
76,202 77,803
8,178
8,060 9,613
Rounding of figures may result in computational discrepancies.
oz (000) kg
Quarter ended
Quarter ended
Quarter ended
Quarter ended
SA Rand million US Dollar million
(1)
Gold production and capital expenditure includes equity accounted investments.
US Dollar million SA Rand million

Notes
for the quarter ended 31 March 2009
1.      Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described in note 15, the group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008 and revised
International Financial Reporting Standards (IFRS) which are effective 1 January 2009, where applicable, with the only significant changes arising from IAS1 (revised) – “Presentation of Financial Statements” and IFRS8 “Operating
Segments”. As a result of the revision of IAS1, a Statement of Comprehensive Income, which discloses non owner changes in equity, and a Statement of Changes in Equity are presented. The effects of the adoption of IFRS8 are disclosed in Segmental Reporting.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter ended 31 March 2009.
2.      Revenue
Quarter ended
Year ended
Quarter ended
Year ended
Mar         Dec
Mar
Dec
Mar
Dec            Mar              Dec
2009        2008
2008
2008
2009
2008           2008             2008
Restated Restated
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
Gold income
6,518
8,517           6,657          29,774            658
858 879 3,619
By-products (note 3)
208
147              127              480              21
15 16 58
Interest received
97
108               80               536              10
11 11 66
6,824
8,771           6,864          30,790            689
884 906 3,743
3.
Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
Mar          Dec
Mar
Dec
Mar
Dec            Mar               Dec
2009         2008
2008
2008
2009
2008           2008              2008
Restated Restated
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
Cash operating costs
(4,628)
(4,948) (3,513) (16,865)
(467)
(498)          (465)         (2,045)
By-products revenue (note 2)
208
147             127               480              21
15 16 58
By-products cash operating costs
(96)
(65) (78) (286)
(10)
(7)           (10)               (36)
(4,516)
(4,866) (3,464) (16,671)
(456)
(490)          (459)          (2,023)
Other cash costs
(207)
(196) (205) (734)
(21)
(20)            (27)              (90)
Total cash costs
(4,723)
(5,062) (3,669) (17,405)
(477)
(510)          (486)          (2,113)
Retrenchment costs
(14)
(16) (26) (72)
(1)
(2)             (3)                (9)
Rehabilitation and other non-cash costs
(59)
2           (103)
(218)
(6)
- (13) (28)
Production costs
(4,796)
(5,076) (3,799) (17,695)
(484)
(511)          (503)           (2,150)
Amortisation of tangible assets
(1,261)
(1,387) (1,020) (4,620)
(127)
(140)          (136)             (560)
Amortisation of intangible assets
(6)
(9) (4) (21)
(1)
(1)                -
(2)
Total production costs
(6,063)
(6,472) (4,823) (22,336)
(612)
(652)           (639)         (2,712)
Inventory change
442
(456)
235              (222)
44
(47)              32
(16)
(5,621)
(6,928) (4,588) (22,558)
(568)
(698)           (607)         (2,728)
Rounding of figures may result in computational discrepancies.

4.      Gain (loss) on non-hedge derivatives and other commodity contracts
Quarter ended
Year ended
Quarter ended
Year ended
Mar          Dec
Mar
Dec
Mar
Dec            Mar              Dec
2009         2008
2008
2008
2009
2008           2008             2008
Restated Restated
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
Gain (loss) on realised non-hedge
derivatives
1,867
(348) (158) (1,275)
189
(35) (22) (155)
Realised loss on other commodity contracts - - - (253) - - - (32)
Loss on accelerated settlement of non-hedge
derivatives - - - (8,634) - - - (1,088)
(Loss) gain on unrealised non-hedge
derivatives
(1,662)
898 (5,464) 3,774
(168)
260 (353) 965
Unrealised gain on other commodity physical
borrowings - 48 3 74 - 5 1 8
Provision reversed for gain on future deliveries
of other commodities - - 19 37 - - 3 5
205
598 (5,599) (6,277)
20
230 (372) (297)
5.      Other operating (expenses) income
Quarter ended
Year ended
Quarter ended
Year ended
Mar Dec
Mar
Dec
Mar
Dec Mar Dec
2009 2008
2008
2008
2009
2008 2008 2008
Restated Restated
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
Pension and medical defined benefit provisions
(24)
80            (24)
8
(2)
8 (3) (2)
Claims filed by former employees in respect of
loss of employment, work-related accident
injuries and diseases, governmental fiscal
claims and costs of old tailings operations
(26)
(20)
60              (37)
(3)
(2)               8
(4)
Miscellaneous - 1 (4) - - - (1) -
(50)
61 32 (29)
(5)
6 4 (6)
6.
Operating special items
Quarter ended
Year ended
Quarter ended
Year ended
Mar          Dec
Mar
Dec
Mar
Dec            Mar              Dec
2009         2008
2008
2008
2009
2008           2008             2008
Restated Restated
Unaudited  Unaudited
Unaudited Audited Unaudited
Unaudited   Unaudited
Audited
SA Rand million US Dollar million
(Under provision) reimbursement of indirect tax
expenses
(3)
148                -               198                -
15 - 22
Siguiri royalty payment calculation dispute
with the Guinean Administration - (26) - (26)
-
(3) - (3)
ESOP and BEE costs resulting from rights offer - - - (76)
-
- - (9)
Contractor termination costs at Iduapriem - (10) - (10)
-
(1) - (1)
Impairment net of reversals of tangible assets
(note 8) - (14,786) (3) (14,792)
-
(1,492) - (1,493)
Impairment of goodwill (note 8) - (1,080) - (1,080)
-
(109)               -
(109)
Recovery of exploration costs - - - 35
-
- - 4
Provision for bad debt - Pamodzi Gold
(63)
-                -                   -
(6)
- - -
Profit (loss) on disposal and abandonment of
land, mineral rights, tangible assets and
exploration properties (note 8)
6
(55)
85                381               1
(4)             11
52
Impairment of investments (note 8) - (42) - (42)
-
(6)                -
(6)
(Loss) profit on disposal of investment in
Nufcor International Limited (note 8) - (4) -
14 -
- - 2
Nufcor Uranium Trust contributions by other
members (note 8) - - - 19
-
- - 3
(60)
(15,855)
82        (15,379)
(6)
(1,600) 11 (1,538)
Rounding of figures may result in computational discrepancies.

7.      Taxation
Quarter ended
Year ended
Quarter ended
Year ended
Mar            Dec
Mar
Dec
Mar
Dec
Mar            Dec
2009           2008
2008
2008
2009
2008
2008           2008
Restated Restated
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
South African taxation
Mining tax
-
-             (252)
-
-
-
(32)               -
Non-mining tax
(30)
(18) (41) (85)
(3)
(2)                  (6)
(12)
(Under) over provision prior year
(16)
18              (22)
(42)
(2)
2 (3) (6)
Deferred taxation
Temporary differences
(322)
(446) (31) 161
(33)
(45)                  (3)
30
Unrealised non-hedge derivatives
and other commodity contracts
168
(98)
712            (841)
17
1 88 (89)
Change in estimated deferred tax
rate                                                        -
(62) - (62) - (6) - (6)
Change in statutory tax rate - 1 70 70 - - 9 9
(200)
(605)
434           (799)
(20)
(50)                 52
(74)
Foreign taxation
      Normal taxation
(137)
(231) (178) (651)
(14)
(24)               (24)
(79)
(Under) over provision prior year
(11)
-                36               41
(1)
- 5 5
Deferred taxation
Temporary differences
(48)
3,970            (138)
3,747            (5)
401
(18)           372
Unrealised non-hedge derivatives
and other commodity contracts
13
(155) (6) (259)
1
(15)                 (1)
(27)
(183)
3,583            (287)
2,878
(18)
363
(38)           271
Total taxation
(384)
2,978              148
2,079
(39)
313 14 197
8.
Headline earnings (loss)
Quarter ended
Year ended
Quarter ended
Year ended
Mar           Dec
Mar
Dec
Mar
Dec            Mar            Dec
2009          2008
2008
2008
2008
2008           2008           2008
Restated Restated
Unaudited
Unaudited   Unaudited
Audited   Unaudited  Unaudited
Unaudited Audited
SA Rand million US Dollar million
The profit (loss) attributable to equity shareholders
has been adjusted by the following to arrive at
headline earnings (loss):
Profit (loss) attributable to equity shareholders
1
(11,869) (3,812) (16,105)
-
(1,016) (142) (1,195)
Impairment net of reversals of tangible assets
(note 6)
-
14,786               3
14,792               -
1,492 - 1,493
Impairment of goodwill (note 6)
-
1,080 - 1,080
-
109 - 109
Profit on disposal and abandonment of assets
(note 6)
(6)
55           (85)
(400)
(1)
4 (11) (55)
Impairment of investments (note 6)
-
42               -                 42               -
6 - 6
Loss (profit) on disposal of investment in associate
(note 6)
-
4               -
(14)
-
- -
(2)
Profit on disposal of discontinued assets
-
-               -
(218)
-
- - (27)
Impairment of investment in associates
-
347 1 389
-
35 - 39
Loss (profit) on disposal of assets in associate
1
-
-              (30)
-
- - (3)
Taxation on items above - current portion
4
3               2
10                1
- - 1
Taxation on items above - deferred portion
(1)
(3,933) 11 (3,915)
-
(397) 1 (395)
Discontinued operations taxation on items above
-
-                -                (6)
-
- - (1)
Headline earnings (loss)
-
516       (3,880)
(4,375)
-
234 (151) (30)
Cents per share
(1)
Headline earnings (loss)
-
145 (1,376) (1,379)
-
66 (54) (9)
(1) Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

9.
Number of shares
Quarter ended
Year ended
Mar
Dec                    Mar                 Dec
2009
2008                   2008                2008
Unaudited Unaudited Unaudited Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000        400,000,000      400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000           4,280,000         4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000           2,000,000         2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000           5,000,000         5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
354,135,912
353,483,410        277,745,007     353,483,410
E ordinary shares in issue
3,927,894
3,966,941           4,104,635
3,966,941
Total ordinary number of shares:
358,063,806
357,450,351        281,849,642     357,450,351
A redeemable preference shares
2,000,000
2,000,000            2,000,000        2,000,000
B redeemable preference shares
778,896
778,896               778,896           778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
353,635,884
351,517,689        277,658,759      312,610,124
E ordinary shares
3,940,464
3,980,034            4,122,800         4,046,364
Fully vested options
805,303
440,430               280,789            547,460
Weighted average number of shares
358,381,651
355,938,153         282,062,348      317,203,948
Dilutive potential of share options - - - -
Diluted number of ordinary shares
(1)
358,381,651
355,938,153         282,062,348     317,203,948
(1) The basic and diluted number of ordinary shares are the same as the effects of shares for performance related options are anti-dilutive.
10.      Share capital and premium
As at
As at
Mar
Dec
Mar
Mar            Dec              Mar
2009
2008
2008
2009           2008            2008
Restated Restated
Unaudited Audited Unaudited
Unaudited      Audited
Unaudited
SA Rand million US Dollar million
Balance at beginning of period
38,246
23,322 23,322
4,045
3,425 3,425
Ordinary shares issued
174
14,946
73               18
1,875 10
E ordinary shares cancelled
(4)
(22) (5)
(1)
(2) (1)
Translation - - -
(54)
(1,253) (544)
Sub-total
38,416
38,246 23,391
4,008
4,045 2,890
Redeemable preference shares held within the group
(312)
(312) (312)
(33)
(33)            (39)
Ordinary shares held within the group
(270)
(273) (288)
(28)
(29)            (36)
E ordinary shares held within group
(321)
(325) (343)
(33)
(34)            (42)
Balance at end of period
37,513
37,336 22,448
3,914
3,949 2,773
11.     Exchange rates
Mar              Dec            Mar
2009             2008           2008
Unaudited      Unaudited   Unaudited
ZAR/USD average for the year to date
9.90
8.25           7.52
ZAR/USD average for the quarter
9.90
9.92           7.52
ZAR/USD closing
9.59
9.46           8.09
ZAR/AUD average for the year to date
6.58
6.93           6.84
ZAR/AUD average for the quarter
6.58
6.67           6.84
ZAR/AUD closing
6.60
6.57           7.40
BRL/USD average for the year to date
2.31
1.84           1.74
BRL/USD average for the quarter
2.31
2.28           1.74
BRL/USD closing
2.33
2.34           1.74
ARS/USD average for the year to date
3.54
3.16           3.15
ARS/USD average for the quarter
3.54
3.33           3.15
ARS/USD closing
3.71
3.45           3.17
Rounding of figures may result in computational discrepancies.

12.     Capital commitments
Mar
Dec
Mar
Mar              Dec              Mar
2009
2008
2008
2009             2008             2008
Unaudited Audited Unaudited Unaudited Audited Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts at the
prevailing rate of exchange
(1)
1,721
775            3,697               180
82 457
(1) Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.
13.    Contingent liabilities
AngloGold Ashanti’s material contingent liabilities at 31 March 2009 are detailed below:
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. Numerous scientific, technical and legal reports have been produced and remediation of the polluted soil and groundwater is the subject of continued research. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.
Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations in South Africa. The Company is involved in task teams and other structures to find long-term sustainable solutions for this risk, together with industry partners and government. As there is too little information for the accurate estimate of a liability, no reliable estimate can be made for the obligation.
Soil and Sediment Pollution – South Africa – AngloGold Ashanti identified offsite pollution impacts in the West Wits area, resulting from a long period of gold and uranium mining activity by a number of mining companies as well as millennia of weathering of natural reef outcrops in the catchment areas. Investigations are being conducted but no reliable estimate can be made for the obligation.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($10m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, including one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás
State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The MSG
operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $35m. Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.

In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $21m. The company believes both assessments are in violation of Federal legislation on sales taxes.
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of
Goiás. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately $6m.
Tax Disputes – Brazil – Morro Velho, AngloGold Ashanti Brasil Mineração, Mineração Serra Grande and São Bento
Mineração are involved in disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $14m.
14.    Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•      Reimbursable value added tax due from the Malian government amounts to an attributable $25m at 31 March
2009 (31 December 2008: attributable $27m). The last audited value added tax return was for the period ended
30 June 2008 and at the balance sheet date an attributable $22m was audited and $3m is still subject to audit.
•      Reimbursable fuel duties from the Malian government amounts to an attributable $4m at 31 March 2009
(31 December 2008: attributable $5m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. An attributable $4m is still subject to authorisation by the authorities. With effect from
February 2006 fuel duties are no longer payable to the Malian government.
The government of Mali is a shareholder in all the Malian entities. Management of Sadiola and Yatela have entered into a protocol with the Government of Mali that provides for the repayment of the outstanding audited amounts due to
Sadiola and Yatela. The amounts outstanding at Sadiola and Yatela have been discounted at 18% based on the provisions of the protocol. The amounts outstanding at Morila have been discounted to their present value at a rate of
6.0%.
Post quarter-end Sadiola received an amount of attributable $11m from the Malian government.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•      Reimbursable value added tax due from the Tanzanian government amounts to $16m at 31 March 2009
(31 December 2008: $16m). The last audited value added tax return was for the period ended 30 November 2008 and at the balance sheet date was $16m. The outstanding amounts at Morila have been discounted to their present value at a rate of 7.8%.
•      Reimbursable fuel duties from the Tanzanian government amounts to $39m at 31 March 2009 (31 December
2008: $37m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $33m have been audited and lodged with the Customs and Excise authorities, whilst claims for refund of $6m have not yet been lodged. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

15.    Change in account policy
Effective 1 January 2008, the group changed its accounting policy for the accounting of jointly controlled entities. In terms of IAS31 “Interests in Joint Ventures” the group previously proportionately consolidated jointly controlled entities. During 2008 the group decided to change its accounting policy to account for these entities using the equity method, the alternative treatment permitted by IFRS. Management has concluded that the change in accounting policy will result in more reliable and relevant information and is in accordance with international trends in accounting. Comparative information is this report has been restated in order to reflect the adoption of the revised accounting policy for the accounting of jointly controlled entities.
16.    Announcements
On 28 January 2009, AngloGold Ashanti announced that it had agreed to sell to Newmont Mining Corporation, its
33.33% joint venture interest in the Boddington Gold Mine for an aggregate consideration of up to approximately
$1.1 billion, subject to the fulfilment of certain conditions.
On 17 February 2009, AngloGold Ashanti entered into an agreement with Simmer and Jack Mines Limited, to sell its
Tau Lekoa Mine and the adjacent project areas. The effective date of the sale will occur on the later of 1 January 2010 or the first day in the calendar month following the fulfilment of all conditions precedent.
On 9 April 2009, AngloGold Ashanti announced changes to its board. Mr R E Bannerman and Mr J H Mensah are to retire from the board at the close of the annual general meeting to be held on 15 May 2009, while Prof W L Nkuhlu resigned from the board on 5 May 2009, following the filing with the United States Securities and Exchange
Commission of its 2008 annual report on Form 20-F.
17.    Dividend
Final Dividend No. 105 of 50 South African cents of approximately 3.518 UK pence or approximately 6.565 cedis per share was paid to registered shareholders on 13 March 2009, while a dividend of 1.546 Australian cents per
CHESS Depositary Interest (CDI) was paid on the same day. On 16 March 2009, a dividend of 0.06565 cedis per
Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary
Receipts (ADRs) on 23 March 2009 at a rate of 4.9999 0 US cents per American Depositary share (ADS). Each
ADS represents one ordinary share.
In addition, directors declared Dividend No. E5 of 25 South African cents per E ordinary share payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends were paid on
13 March 2009.
By order of the Board
R P EDEY
M CUTIFANI
Chairman Chief Executive Officer
13 May 2009

Non-GAAP
disclosure
A
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2009
2008
2008
2008
2009
2008
2008
2008
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline earnings (loss) (note 8)
-
516 (3,880) (4,375)
-
234 (151) (30)
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)
1,662
(946) 5,441 (3,885)
168
(265) 349 (978)
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts
(180)
254 (586) 1,219
(18)
14 (72) 132
Associate's and equity accounted joint ventures share of loss (gain)
on unrealised non-hedge derivatives and other commodity
contracts in associates
-
- 13 31
-
- 2 4
Associate's and equity accounted joint ventures share of deferred tax on unrealised non-hedge derivatives and other commodity contracts
-
- (4) (2)
-
- (1) -
Fair value adjustment on option component of convertible bond
-
(2) (170) (185)
-
- (23) (25)
Headline earnings (loss) adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity contracts
and fair value adjustments on convertible bond
(1)
1,482
(178) 813 (7,197)
150
(17) 105 (897)
Cents per share
(2)
Headline earnings (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
(1)
414
(50) 288 (2,269)
42
(5) 37 (283)
B
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2009
2008
2008
2008
2009
2008
2008
2008
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross profit (loss) to gross profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts:
Gross profit (loss)
1,102
2,187 (3,530) 939
111
390 (99) 594
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)
1,662
(946) 5,441 (3,885)
168
(265) 349 (978)
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts
2,764
1,241 1,911 (2,945)
279
125 250 (384)
Realised loss on other commodity contracts (note 4)
-
- - 253
-
- - 32
Loss on accelerated settlement of non-hedge derivatives (note C)
-
- - 7,764
-
- - 979
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives
2,764
1,241 1,911 5,072
279
125 250 626
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
(2)
Calculated on the basic weighted average number of ordinary shares.
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
SA Rand million
(1)
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
Quarter ended
Quarter ended
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Quarter ended
US Dollar million SA Rand million
- The unrealised fair value change on the option component of the convertible bond; and
US Dollar million
Headline earnings (loss) adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts
Quarter ended
- The unrealised fair value change on the onerous uranium contracts.
- In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor
International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;

Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2009
2008
2008
2008
2009
2008
2008
2008
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
C
Price received
Gold income (note 2)
6,518
8,517 6,657 29,774
658
858 879 3,619
Adjusted for minority interests
(238)
(308) (263) (1,078)
(24)
(31) (35) (131)
6,280
8,209 6,394 28,696
634
827 844 3,488
Gain (loss) on realised non-hedge derivatives (note 4)
1,867
(348) (158) (1,275)
189
(35) (22) (155)
Loss on accelerated settlement of non-hedge derivatives (note 4)
-
- - (8,634)
-
- - (1,088)
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives
752
748 588 1,568
76
75 78 185
Attributable gold income including realised non-hedge derivatives
8,899
8,609 6,824 20,355
899
867 900 2,430
Attributable gold sold - kg / - oz (000)
32,584
39,249 37,098 155,954
1,048
1,262 1,193 5,014
Revenue price per unit - R/kg / - $/oz
273,109
219,329 183,945 130,522
858
687 755 485
Attributable gold income including realised non-hedge derivatives as above
8,899
8,609 6,824 20,355
899
867 900 2,430
Loss on accelerated settlement of non-hedge derivatives
-
- - 7,764
-
- - 979
Associate's and equity accounted joint ventures share of loss on accelerated settlement of non-hedge derivatives
-
- - 871
-
- - 109
Attributable gold income including realised non-hedge derivatives normalised for accelerated settlement of non-hedge derivatives
8,899
8,609 6,824 28,990
899
867 900 3,518
Attributable gold sold - kg / - oz (000)
32,584
39,249 37,098 155,954
1,048
1,262 1,193 5,014
Revenue price per unit normalised for accelerated settlement of non-hedge derivatives - R/kg / - $/oz
273,109
219,329 183,945 185,887
858
687 755 702
D
Total costs
Total cash costs (note 3)
4,723
5,062 3,669 17,405
477
510 486 2,113
Adjusted for minority interests and non-gold producing companies
(214)
(204) (96) (741)
(22)
(21) (13) (90)
Associates' and equity accounted joint ventures share of total cash costs
347
457 314 1,538
35
46 42 187
Total cash costs adjusted for minority interests and non-gold producing companies
4,856
5,315 3,887 18,202
490
535 515 2,210
Retrenchment costs (note 3)
14
16 26 72
1
2 3 9
Rehabilitation and other non-cash costs (note 3)
59
(2) 103 218
6
- 13 28
Amortisation of tangible assets (note 3)
1,261
1,387 1,020 4,620
127
140 136 560
Amortisation of intangible assets (note 3)
6
9 4 21
1
1 - 2
Adjusted for minority interests and non-gold producing companies
(45)
(58) (37) (209)
(5)
(6) (5) (25)
Associate's and equity accounted joint ventures share of
production costs
50
126 64 343
5
13 9 40
Total production costs adjusted for minority interests
and non-gold producing companies
6,201
6,794 5,068 23,267
626
684 671 2,824
Gold produced - kg / - oz (000)
34,306
39,429 37,210 154,958
1,103
1,268 1,196 4,982
Total cash cost per unit - R/kg / -$/oz
141,552
134,813 104,461 117,462
445
422 430 444
Total production cost per unit - R/kg / -$/oz
180,751
172,312 136,200 150,149
568
540 561 567
E
EBITDA
Operating profit (loss)
391
(14,309) (3,925) (16,709)
39
(1,275) (152) (1,220)
Amortisation of tangible assets (note 3)
1,261
1,387 1,020 4,620
127
140 136 560
Amortisation of intangible assets (note 3)
6
9 4 21
1
1 - 2
Impairment net of reversals of tangible assets (note 6)
-
14,786 3 14,792
-
1,492 - 1,493
Impairment of goodwill (note 6)
-
1,080 - 1,080
-
109 - 109
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)
1,662
(946) 5,441 (3,885)
168
(265) 349 (978)
Loss on realised other commodity contracts (note 4)
-
- - 253
-
- - 32
Loss on accelerated settlement of non-hedge derivatives (note 4)
-
- - 8,634
-
- - 1,088
Share of associates' EBITDA
401
279 243 820
41
28 32 98
Discontinued operations EBITDA
-
4 (5) (17)
-
- (1) (2)
(Profit) loss on disposal and abandonment of assets (note 6)
(6)
55 (85) (400)
(1)
4 (11) (55)
Impairment of investments (note 6)
-
42 - 42
-
6 - 6
Loss (profit) on disposal of investment in associate (note 6)
-
4 - (14)
-
- - (2)
3,716
2,391 2,695 9,237
375
241 354 1,131
Rounding of figures may result in computational discrepancies.
US Dollar million / Imperial SA Rand million / Metric
Quarter ended
Quarter ended

Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2009
2008
2008
2008
2009
2008
2008
2008
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
F
Interest cover
EBITDA (note E)
3,716
2,391 2,695 9,237
375
241 354 1,131
Finance costs
252
225 253 926
25
23 33 114
Capitalised finance costs
68
75 45 263
7
8 6 32
320
300 298 1,189
32
31 39 146
Interest cover - times
12
8 9 8
12
8 9 8
G
Free cash flow
Net cash inflow from operating activities
2,427
2,678 1,519 (3,127)
243
221 169 (529)
Stay-in-business capital expenditure
(1,036)
(1,317) (845) (4,452)
(105)
(132) (112) (540)
1,391
1,361 674 (7,579)
138
89 57 (1,069)
As at
As at
As at
As at
As at
As at
Mar
Dec
Mar
Mar
Dec
Mar
2009
2008
2008
2009
2008
2008
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million
H
Net asset value - cents per share
Total equity
24,411
23,746 17,237
2,547
2,511 2,129
Number of ordinary shares in issue - million (note 9)
358
357 282
358
357 282
Net asset value - cents per share
6,818
6,643 6,116
711
702 755
Total equity
24,411
23,746 17,237
2,547
2,511 2,129
Intangible assets
(1,408)
(1,403) (3,494)
(147)
(148) (432)
23,003
22,343 13,743
2,400
2,363 1,697
Number of ordinary shares in issue - million (note 9)
358
357 282
358
357 282
Net tangible asset value - cents per share
6,424
6,251 4,876
670
661 602
I
Net debt
Borrowings - long-term portion
9,147
8,224 5,700
954
870 704
Borrowings - short-term portion
9,745
10,046 9,974
1,017
1,063 1,232
Total borrowings
18,892
18,270 15,674
1,971
1,933 1,936
Corporate office lease
(259)
(254) (251)
(27)
(27) (31)
Unamortised portion on the convertible bond
-
(38) 178
-
(4) 22
Cash restricted for use
(443)
(415) (423)
(46)
(44) (52)
Cash and cash equivalents
(5,874)
(5,438) (3,848)
(613)
(575) (475)
Net debt
12,316
12,125 11,330
1,285
1,283 1,400
Rounding of figures may result in computational discrepancies.
US Dollar million
Quarter ended
Quarter ended
US Dollar million SA Rand million

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
SA Rand / US Dollar
Great Noligwa 39 54 40 213 4 5 5 26
Kopanang 102 116 84 391 10 12 11 47
Moab Khotsong 184 205 143 736 19 20 19 89
Tau Lekoa 29 39 26 146 3 4 3 18
Surface Operations - 1 - 6 - - - 1
Mponeng 196 228 120 707 20 23 16 86
Savuka 21 25 21 89 2 2 3 11
TauTona 98 147 91 491 10 15 12 60
SOUTH AFRICA
669
815
525
2,779
68
81
70
337
Navachab 23 34 14 98 2 4 2 12
SOUTHERN AFRICA
692
849
539
2,877
70
85
72
349
Iduapriem 38 150 58 448 4 16 8 54
Obuasi 265 383 138 922 27 42 18 112
Siguiri - Attributable 85% 48 29 37 151 5 2 5 18
Morila - Attributable 40% 1 5 1 9 - 1 - 1
Sadiola - Attributable 38% 3 14 6 27 - 2 1 3
Yatela - Attributable 40% (10) 11 5 23 (1) 1 1 3
Geita 22 105 25 433 2 10 3 53
Minorities, exploration and other 10 10 8 46 1 - 1 6
REST OF AFRICA
377
707
278
2,059
38
74
37
250
Sunrise Dam 49 46 31 159 5 5 4 19
Boddington 891 1,007 772 3,457 90 100 103 419
Exploration - 1 - 2 - - - 1
AUSTRALIA
940
1,054
803
3,618
95
105
107
439
Cripple Creek & Victor 79 36 90 221 8 3 12 27
Exploration and other - 1 - - - - - -
NORTH AMERICA
79
37
90
221
8
3
12
27
Cerro Vanguardia - Attributable 92.50% 15 36 34 125 2 4 5 15
AngloGold Ashanti Brasil Mineração 123 129 123 565 12 12 16 69
Serra Grande - Attributable 50% 72 66 27 168 7 7 4 20
Minorities, exploration and other 76 70 31 186 8 7 4 23
SOUTH AMERICA
286
301
215
1,044
29
30
29
127
OTHER
7
46
5
86
1
5
-
9
ANGLOGOLD ASHANTI
2,381
2,994
1,930
9,905
241
302
257
1,201
Rounding of figures may result in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
Metric
Great Noligwa
5.37
6.37
8.56
7.33
1,349
1,969
3,326
10,268
Kopanang
6.21
6.78
6.94
6.82
2,409
2,827
2,794
11,244
Moab Khotsong
9.48
9.03
10.34
9.31
2,028
2,194
764
5,965
Tau Lekoa
3.56
3.53
4.01
3.58
962
1,105
1,093
4,444
Surface Operations
0.59
0.42
0.36
0.36
1,416
848
670
2,864
Mponeng
9.58
9.45
9.94
10.02
3,967
4,492
4,093
18,672
Savuka
5.33
6.96
5.96
6.28
432
566
448
2,057
TauTona
1
7.61
8.37
8.70
8.66
1,822
2,184
2,311
9,769
SOUTH AFRICA
14,385
16,185
15,498
65,283
Navachab
1.61
1.53
1.31
1.43
569
614
469
2,126
SOUTHERN AFRICA
14,954
16,799
15,967
67,409
Iduapriem
1.71
1.83
1.81
1.76
1,147
1,761
1,471
6,221
Obuasi
1
4.45
4.62
4.19
4.37
2,862
3,062
2,718
11,107
Siguiri - Attributable 85%
1.19
1.10
1.32
1.20
2,499
2,533
2,901
10,350
Morila - Attributable 40%
2.92
3.31
3.12
3.08
1,228
1,456
1,257
5,298
Sadiola - Attributable 38%
3.12
3.58
3.16
3.42
1,113
1,530
1,135
5,357
Yatela
3
- Attributable 40%
2.73
2.60
2.17
2.66
421
503
532
2,052
Geita
1.50
1.68
1.66
1.92
1,379
1,614
1,984
8,203
REST OF AFRICA
10,649
12,459
11,997
48,588
Sunrise Dam
2
2.78
2.33
4.10
3.46
3,041
2,651
3,707
13,477
AUSTRALIA
3,041
2,651
3,707
13,477
Cerro Vanguardia - Attributable 92.50%
6.98
7.44
3.82
5.44
1,476
1,752
856
4,799
AngloGold Ashanti Brasil Mineração
1
6.43
7.77
6.77
7.62
2,121
2,596
2,251
9,960
Serra Grande
1
- Attributable 50%
3.65
8.00
7.19
7.58
328
750
641
2,709
SOUTH AMERICA
3,926
5,098
3,748
17,468
Cripple Creek & Victor
3
0.46
0.48
0.54
0.49
1,736
2,422
1,791
8,016
NORTH AMERICA
1,736
2,422
1,791
8,016
ANGLOGOLD ASHANTI
34,306
39,429
37,210
154,958
Underground Operations
6.22
6.72
6.95
6.89
18,857
21,679
20,164
85,025
Surface and Dump Reclamation
0.56
0.44
0.47
0.42
1,824
1,362
1,318
5,009
Open-pit Operations
1.99
2.01
2.09
2.12
11,406
13,240
13,240
53,930
Heap Leach Operations
4
0.57
0.61
0.67
0.62
2,219
3,148
2,488
10,994
34,306
39,429
37,210
154,958
3
The yield of Yatela and Cripple Creek reflects gold
placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
1
The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi
represents underground operations.
2
The yield of Sunrise Dam represents open-pit operations.
4
The yield is calculated on gold placed into leach
pad inventory / tonnes placed on to leach pad.
Yield - g/t
Gold produced - kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
Metric
Great Noligwa 96 125 168 143 1,256 1,967 3,151 10,282
Kopanang 160 188 185 188 2,253 2,823 2,639 11,253
Moab Khotsong 202 231 148 204 1,903 2,192 709 5,966
Tau Lekoa 107 124 126 127 901 1,104 1,025 4,447
Surface Operations 1,997 1,157 1,012 1,021 1,327 847 645 2,867
Mponeng 256 289 259 296 3,543 4,496 3,854 18,720
Savuka 132 170 146 158 369 566 423 2,063
TauTona 179 209 185 214 1,590 2,184 2,190 9,800
SOUTH AFRICA
185
204
192
204
13,142
16,179
14,637
65,398
Navachab 368 373 361 368 573 643 461 2,128
SOUTHERN AFRICA
189
208
194
207
13,715
16,822
15,098
67,526
Iduapriem 453 679 568 600 1,292 1,717 1,459 6,230
Obuasi 213 218 191 197 2,805 3,003 2,669 10,974
Siguiri - Attributable 85% 617 637 687 625 2,346 2,680 2,885 10,469
Morila - Attributable 40% 938 1,021 823 873 1,153 1,438 1,283 5,446
Sadiola - Attributable 38% 791 1,102 756 931 1,076 1,459 1,337 5,418
Yatela - Attributable 40% 560 665 620 618 414 479 588 2,050
Geita 226 254 317 329 1,363 1,638 1,860 8,088
REST OF AFRICA
360
335
385
374
10,449
12,413
12,082
48,675
Sunrise Dam 2,304 2,150 2,878 2,741 2,945 2,734 3,583 13,455
AUSTRALIA
2,304
2,150
2,878
2,741
2,945
2,734
3,583
13,455
Cerro Vanguardia - Attributable 92.50% 702 822 417 559 1,106 1,528 1,457 5,169
AngloGold Ashanti Brasil Mineração 429 582 504 558 2,158 2,696 2,432 10,464
Serra Grande - Attributable 50% 305 745 700 716 421 676 621 2,693
SOUTH AMERICA
483
390
504
489
3,685
4,900
4,510
18,326
Cripple Creek & Victor 1,621 2,318 1,750 1,909 1,789 2,380 1,825 7,972
NORTH AMERICA
1,621
2,318
1,750
1,909
1,789
2,380
1,825
7,972
ANGLOGOLD ASHANTI
287
295
302
309
32,584
39,249
37,098
155,954
Rounding of figures may result in computational discrepancies.
Productivity per employee - g
Gold sold - kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
SA Rand / Metric
Great Noligwa 186,735 144,190 96,801 119,140 249,489 179,299 118,554 145,120
Kopanang 107,584 99,050 85,530 91,516 166,235 135,067 128,151 129,241
Moab Khotsong 93,120 101,180 141,898 102,216 168,658 166,260 172,476 170,693
Tau Lekoa 188,797 152,541 128,576 140,368 231,027 197,435 158,512 173,780
Surface Operations 66,734 116,749 85,350 116,290 71,151 123,411 93,904 124,038
Mponeng 77,520 71,022 61,113 65,365 94,484 85,700 82,927 84,523
Savuka 143,876 81,339 88,349 106,748 176,681 144,345 123,374 137,104
TauTona 122,643 103,961 93,118 97,483 173,718 186,583 124,319 135,160
SOUTH AFRICA
109,087
101,675
88,549
95,144
150,836
141,898
116,313
126,673
Navachab 145,453 163,164 118,198 142,795 163,586 186,190 142,749 160,623
SOUTHERN AFRICA
110,470
103,922
89,420
96,647
151,322
143,516
117,090
127,744
Iduapriem 170,086 184,109 109,611 141,662 190,908 205,867 136,025 164,300
Obuasi 222,941 227,350 127,301 171,223 273,155 280,492 185,552 224,223
Siguiri - Attributable 85% 156,700 152,574 105,581 123,442 173,970 177,449 128,764 143,801
Morila - Attributable 40% 131,403 122,592 99,282 111,128 143,832 146,612 117,814 131,341
Sadiola - Attributable 38% 100,400 123,137 98,058 106,486 123,397 186,097 129,199 148,948
Yatela - Attributable 40% 174,214 178,973 125,581 151,165 194,766 168,722 135,250 155,196
Geita 323,980 294,552 174,653 193,392 392,313 342,695 232,677 245,414
REST OF AFRICA
188,046
187,010
120,569
145,457
222,110
223,947
158,026
180,906
Sunrise Dam 182,648 154,754 111,183 138,295 225,777 188,295 135,374 165,643
AUSTRALIA
189,206
162,701
116,906
143,892
232,961
193,158
141,681
171,135
Cerro Vanguardia - Attributable 92.50% 127,374 148,071 132,332 162,345 162,697 183,107 166,287 202,598
AngloGold Ashanti Brasil Mineração 91,588 74,764 76,600 78,701 139,410 115,725 113,174 113,696
Serra Grande - Attributable 50% 158,853 82,975 70,185 77,872 205,445 114,416 94,042 104,690
SOUTH AMERICA
110,724
104,448
93,857
106,336
153,799
141,969
127,629
141,485
Cripple Creek & Victor 106,971 102,980 68,916 83,448 141,245 137,163 94,354 111,667
NORTH AMERICA
110,886
113,386
74,620
90,397
145,179
147,583
100,080
118,636
ANGLOGOLD ASHANTI
141,552
134,813
104,461
117,462
180,751
172,312
136,200
150,149
Rounding of figures may result in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
Great Noligwa
35
78
202
(430)
35
78
202
421
Kopanang
247
240
151
(132)
247
240
151
644
Moab Khotsong
202
114
11
(138)
202
114
11
95
Tau Lekoa
39
22
28
(230)
39
22
28
60
Surface Operations
267
81
54
43
267
81
54
177
Mponeng
628
594
404
772
628
594
404
1,887
Savuka
39
42
27
(8)
39
42
27
104
TauTona
163
72
135
(130)
163
72
135
495
SOUTH AFRICA
1,621
1,243
1,013
(253)
1,621
1,243
1,013
3,883
Navachab
62
23
22
(12)
62
23
22
55
SOUTHERN AFRICA
1,683
1,266
1,035
(265)
1,683
1,266
1,035
3,938
Iduapriem
98
26
78
(165)
98
26
78
147
Obuasi
(7)
(330)
13
(1,063)
(7)
(330)
13
(550)
Siguiri - Attributable 85%
218
103
156
59
218
103
156
438
Morila - Attributable 40%
1
166
107
83
(20)
166
107
83
315
Sadiola - Attributable 38%
1
166
47
85
(180)
166
47
85
222
Yatela - Attributable 40%
1
32
29
28
(53)
32
29
28
81
Geita
(164)
(570)
(98)
(1,545)
(164)
(570)
(98)
(1,054)
Minorities, exploration and other
48
46
51
169
48
46
51
169
REST OF AFRICA
557
(542)
396
(2,798)
557
(542)
396
(232)
Sunrise Dam
118
88
168
(480)
118
88
168
256
Exploration and other
(22)
(13)
(24)
(74)
(22)
(13)
(24)
(74)
AUSTRALIA
96
75
144
(554)
96
75
144
182
Cerro Vanguardia - Attributable 92.50%
104
17
59
(231)
104
17
59
(87)
AngloGold Ashanti Brasil Mineração
288
271
184
129
288
271
184
776
Serra Grande - Attributable 50%
38
68
55
79
38
68
55
213
Minorities, exploration and other
54
76
63
234
54
76
63
246
SOUTH AMERICA
484
432
361
211
484
432
361
1,148
Cripple Creek & Victor
229
195
167
155
229
195
167
601
Other
(7)
(25)
(10)
(56)
(7)
(25)
(10)
(56)
NORTH AMERICA
222
170
157
99
222
170
157
545
OTHER
86
24
2
167
86
24
2
40
SUB-TOTAL
3,128
1,425
2,095
(3,140)
3,128
1,425
2,095
5,621
Less equity accounted investments
(364)
(184)
(184)
195
(364)
(184)
(184)
(549)
ANGLOGOLD ASHANTI
2,764
1,241
1,911
(2,945)
2,764
1,241
1,911
5,072
1
Equity accounted investments.
Rounding of figures may result in computational discrepancies.
SA Rand
Gross profit (loss) adjusted for the gain (loss) on
unrealised non-hedge derivatives and other commodity
contracts - Rm
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedges derivative - Rm

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
Imperial
Great Noligwa
0.157
0.186
0.250
0.214
43
63
107
330
Kopanang
0.181
0.198
0.203
0.199
77
91
90
362
Moab Khotsong
0.276
0.263
0.302
0.271
65
71
25
192
Tau Lekoa
0.104
0.103
0.117
0.104
31
36
35
143
Surface Operations
0.017
0.012
0.011
0.011
46
27
22
92
Mponeng
0.279
0.276
0.290
0.292
128
144
132
600
Savuka
0.156
0.203
0.174
0.183
14
18
14
66
TauTona
1
0.222
0.244
0.254
0.253
59
70
74
314
SOUTH AFRICA
463
520
498
2,099
Navachab
0.047
0.045
0.038
0.042
18
20
15
68
SOUTHERN AFRICA
481
540
513
2,167
Iduapriem
0.050
0.053
0.053
0.051
37
57
47
200
Obuasi
1
0.130
0.135
0.122
0.127
92
98
87
357
Siguiri - Attributable 85%
0.035
0.032
0.038
0.035
80
81
93
333
Morila - Attributable 40%
0.085
0.096
0.091
0.090
39
47
40
170
Sadiola - Attributable 38%
0.091
0.104
0.092
0.100
36
49
36
172
Yatela
3
- Attributable 40%
0.080
0.076
0.063
0.078
14
16
17
66
Geita
0.044
0.049
0.048
0.056
44
52
64
264
REST OF AFRICA
342
401
385
1,562
Sunrise Dam
2
0.081
0.068
0.120
0.101
98
85
119
433
AUSTRALIA
98
85
119
433
Cerro Vanguardia - Attributable 92.50%
0.203
0.217
0.111
0.159
47
56
28
154
AngloGold Ashanti Brasil Mineração
1
0.187
0.227
0.198
0.222
68
83
72
320
Serra Grande
1
- Attributable 50%
0.106
0.233
0.210
0.221
11
24
21
87
SOUTH AMERICA
126
164
121
562
Cripple Creek & Victor
3
0.013
0.014
0.016
0.014
56
78
58
258
NORTH AMERICA
56
78
58
258
ANGLOGOLD ASHANTI
1,103
1,268
1,196
4,982
Undergound Operations
0.181
0.196
0.203
0.201
606
697
648
2,734
Surface and Dump Reclamation
0.016
0.013
0.014
0.012
59
44
42
161
Open-pit Operations
0.058
0.059
0.061
0.062
367
426
426
1,734
Heap leach Operations
4
0.017
0.018
0.019
0.018
71
101
80
353
1,103
1,268
1,196
4,982
3
The yield of Yatela and Cripple Creek reflects gold
placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
Yield - oz/t
Gold produced - oz (000)
1
The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi
represents underground operations.
2
The yield of Sunrise Dam represents open-pit operations.
4
The yield is calculated on gold placed into leach
pad inventory / tonnes placed on to leach pad.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
Imperial
Great Noligwa 3.08 4.01 5.40 4.60 40 63 101 331
Kopanang 5.16 6.06 5.94 6.04 72 91 85 362
Moab Khotsong 6.51 7.44 4.77 6.55 61 70 23 192
Tau Lekoa 3.43 4.00 4.05 4.08 29 35 33 143
Surface Operations 64.20 37.19 32.54 32.82 43 27 21 92
Mponeng 8.24 9.31 8.33 9.53 114 145 124 602
Savuka 4.24 5.48 4.69 5.09 12 18 14 66
TauTona 5.76 6.73 5.93 6.89 51 70 70 315
SOUTH AFRICA
5.95
6.57
6.17
6.55
423
520
471
2,103
Navachab 11.83 12.00 11.59 11.83 18 21 15 68
SOUTHERN AFRICA
6.06
6.68
6.25
6.65
441
541
485
2,171
Iduapriem 14.55 21.83 18.27 19.30 42 55 47 200
Obuasi 6.84 7.01 6.14 6.34 90 97 86 353
Siguiri - Attributable 85% 19.85 20.47 22.08 20.09 75 86 93 337
Morila - Attributable 40% 30.14 32.84 26.46 28.05 37 46 41 175
Sadiola - Attributable 38% 25.42 35.44 24.30 29.95 35 47 43 174
Yatela - Attributable 40% 17.99 21.38 19.94 19.86 13 15 19 66
Geita 7.25 8.16 10.20 10.58 44 53 60 260
REST OF AFRICA
11.56
10.79
12.37
12.02
336
399
388
1,565
Sunrise Dam 74.06 69.12 92.54 88.12 95 88 115 433
AUSTRALIA
74.06
69.12
92.54
88.12
95
88
115
433
Cerro Vanguardia - Attributable 92.50% 22.56 26.43 13.39 17.98 36 49 47 166
AngloGold Ashanti Brasil Mineração 13.80 18.71 16.21 17.94 69 87 78 336
Serra Grande - Attributable 50% 9.80 23.95 22.49 23.04 14 22 20 87
SOUTH AMERICA
15.53
12.53
16.21
15.73
118
158
145
589
Cripple Creek & Victor 52.12 74.51 56.28 61.39 58 77 59 256
NORTH AMERICA
52.12
74.51
56.28
61.39
58
77
59
256
ANGLOGOLD ASHANTI
9.23
9.48
9.72
9.94
1,048
1,262
1,193
5,014
Rounding of figures may result in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
US Dollar / Imperial
Great Noligwa 587 452 400 458 784 562 491 557
Kopanang 338 310 353 348 522 423 528 492
Moab Khotsong 292 317 578 379 530 520 702 632
Tau Lekoa 593 478 529 533 726 618 655 658
Surface Operations 210 366 357 440 223 387 393 469
Mponeng 244 222 253 249 297 268 343 323
Savuka 452 255 367 411 555 452 511 518
TauTona 385 325 386 374 546 584 516 509
SOUTH AFRICA
343
318
366
362
474
444
481
480
Navachab 457 512 490 534 514 584 591 601
SOUTHERN AFRICA
347
325
369
367
475
449
484
484
Iduapriem 535 577 452 525 600 645 560 611
Obuasi 701 712 517 633 858 879 755 834
Siguiri - Attributable 85% 492 478 436 466 547 556 529 542
Morila - Attributable 40% 413 385 409 419 452 460 486 495
Sadiola - Attributable 38% 315 386 405 399 388 583 534 554
Yatela - Attributable 40% 547 561 522 572 612 529 563 591
Geita 1,018 921 717 728 1,232 1,071 954 929
REST OF AFRICA
591
586
496
544
698
701
649
678
Sunrise Dam 574 486 455 531 709 590 556 635
AUSTRALIA
594
511
479
552
732
606
582
657
Cerro Vanguardia - Attributable 92.50% 400 464 553 608 511 573 692 757
AngloGold Ashanti Brasil Mineração 288 234 316 300 438 363 467 432
Serra Grande - Attributable 50% 499 260 290 294 646 359 388 394
SOUTH AMERICA
348
327
389
402
483
445
528
534
Cripple Creek & Victor 336 322 284 309 444 429 389 413
NORTH AMERICA
348
355
307
334
456
462
412
438
ANGLOGOLD ASHANTI
445
422
430
444
568
540
561
567
Rounding of figures may result in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
Great Noligwa
4
8
26
(55)
4
8
26
52
Kopanang
25
24
19
(22)
25
24
19
76
Moab Khotsong
20
12
1
(20)
20
12
1
9
Tau Lekoa
4
2
3
(30)
4
2
3
7
Surface Operations
27
8
7
4
27
8
7
21
Mponeng
63
60
52
87
63
60
52
227
Savuka
4
4
3
(2)
4
4
3
12
TauTona 16
7
17
(17)
16
7
17
62
SOUTH AFRICA
163
126
130
(55)
163
126
130
466
Navachab
6
2
3
(2)
6
2
3
7
SOUTHERN AFRICA
170
128
132
(57)
170
128
132
473
Iduapriem
10
3
10
(21)
10
3
10
19
Obuasi
(1)
(33)
2
(126)
(1)
(33)
2
(61)
Siguiri - Attributable 85%
22
10
21
7
22
10
21
55
Morila - Attributable 40%
1
17
11
11
(4)
17
11
11
38
Sadiola - Attributable 38%
1
17
5
11
(23)
17
5
11
27
Yatela - Attributable 40%
1
3
3
4
(7)
3
3
4
10
Geita
(17)
(58)
(13)
(181)
(17)
(58)
(13)
(119)
Minorities, exploration and other
5
4
7
21
5
4
7
19
REST OF AFRICA
56
(55)
53
(334)
56
(55)
53
(12)
Sunrise Dam
12
9
23
(61)
12
9
23
32
Exploration and other
(2)
(1)
(3)
(9)
(2)
(1)
(3)
(9)
AUSTRALIA
10
8
20
(70)
10
8
20
23
Cerro Vanguardia - Attributable 92.50%
11
2
7
(30)
11
2
7
(12)
AngloGold Ashanti Brasil Mineração
29
27
25
12
29
27
25
94
Serra Grande - Attributable 50%
4
7
7
9
4
7
7
26
Minorities, exploration and other
5
8
9
28
5
8
9
30
SOUTH AMERICA
49
44
48
19
49
44
48
138
Cripple Creek & Victor
23
20
22
16
23
20
22
73
Other
(1)
(3)
(1)
(6)
(1)
(3)
(1)
(7)
NORTH AMERICA
22
17
21
10
22
17
21
66
OTHER
9
1
-
20
9
1
-
5
SUB-TOTAL
316
143
274
(412)
316
143
274
693
Less equity accounted investments
(37)
(18)
(24)
28
(37)
(18)
(24)
(67)
ANGLOGOLD ASHANTI
279
125
250
(384)
279
125
250
626
1
Equity accounted investments.
Rounding of figures may result in computational discrepancies.
US Dollar
Gross profit (loss) adjusted for the gain (loss) on
unrealised non-hedge derivatives and other commodity
contracts - $m
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives - $m

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
43 58 78 265 465 625 835 2,849
Milled - 000 tonnes / - 000 tons 251 309 389 1,400 277 341 428 1,543
Yield - g/t / - oz/t 5.37 6.37 8.56 7.33 0.157 0.186 0.250 0.214
Gold produced - kg / - oz (000) 1,349 1,969 3,326 10,268 43 63 107 330
Gold sold - kg / oz (000) 1,256 1,967 3,151 10,282 40 63 101 331
Total cash costs - R / - $ - ton milled 1,002 918 828 874 92 84 100 98
- R/kg / - $/oz - produced 186,735 144,190 96,801 119,140 587 452 400 458
Total production costs - R/kg / - $/oz - produced 249,489 179,299 118,554 145,120 784 562 491 557
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 127 191 167 181 4.08 6.14 5.38 5.82
Actual - g / - oz 96 125 168 143 3.08 4.01 5.40 4.60
Target
- m
2
/ - ft
2
3.85 5.04 4.44 4.89 41.40 54.30 47.82 52.68
Actual
- m
2
/ - ft
2
3.06 3.68 3.92 3.69 32.98 39.59 42.18 39.70
FINANCIAL RESULTS (MILLION)
Gold income
279 433 536 1,894 28 44 71 234
Cost of sales 313 353 375 1,491 32 36 50 184
Cash operating costs 251 282 320 1,217 25 28 43 150
Other cash costs 1 2 2 6 - - - 1
Total cash costs 252 284 322 1,223 25 29 43 151
Retrenchment costs 5 6 7 21 1 1 1 3
Rehabilitation and other non-cash costs 1 (1) 1 (4) - - - -
Production costs 258 289 330 1,241 26 29 44 153
Amortisation of tangible assets 79 64 64 249 8 6 9 31
Inventory change (24) - (19) 1 (2) - (3) -
(34) 80 160 402 (3) 8 21 50
Realised non-hedge derivatives and other commodity contracts 70 (2) 42 (832) 7 - 5 (105)
35 78 202 (430) 4 8 26 (55)
Add back accelerated settlement of non-hedge derivatives - - - 736 - - - 93
Add realised loss on other commodity contracts - - - 115 - - - 14
35 78 202 421 4 8 26 52
Capital expenditure 39 54 40 213 4 5 5 26
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
97 105 99 408 1,043 1,134 1,064 4,392
Milled - 000 tonnes / - 000 tons 388 417 402 1,649 428 460 443 1,818
Yield - g/t / - oz/t 6.21 6.78 6.94 6.82 0.181 0.198 0.203 0.199
Gold produced - kg / - oz (000) 2,409 2,827 2,794 11,244 77 91 90 362
Gold sold - kg / oz (000) 2,253 2,823 2,639 11,253 72 91 85 362
Total cash costs - R / - $ - ton milled 668 672 594 624 61 61 72 69
- R/kg / - $/oz - produced 107,584 99,050 85,530 91,516 338 310 353 348
Total production costs - R/kg / - $/oz - produced 166,235 135,067 128,151 129,241 522 423 528 492
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 211 217 173 204 6.80 6.97 5.56 6.56
Actual - g / - oz 160 188 185 188 5.16 6.06 5.94 6.04
Target
- m
2
/ - ft
2
7.58 7.79 6.60 7.42 81.60 83.83 71.03 79.89
Actual
- m
2
/ - ft
2
6.45 7.02 6.53 6.81 69.46 75.57 70.32 73.35
FINANCIAL RESULTS (MILLION)
Gold income
499 624 443 2,107 50 63 58 255
Cost of sales 374 381 338 1,454 38 38 45 178
Cash operating costs 258 278 238 1,023 26 28 32 125
Other cash costs 2 2 1 6 - - - 1
Total cash costs 259 280 239 1,029 26 28 32 126
Retrenchment costs 3 5 4 17 - - 1 2
Rehabilitation and other non-cash costs 2 (1) 1 1 - - - -
Production costs 264 284 244 1,047 27 29 32 128
Amortisation of tangible assets 136 98 114 406 14 10 15 50
Inventory change (26) - (20) 1 (3) - (3) -
124 242 105 653 13 24 14 77
Realised non-hedge derivatives and other commodity contracts 122 (3) 47 (784) 12 - 6 (99)
247 240 151 (132) 25 24 19 (22)
Add back accelerated settlement of non-hedge derivatives - - - 669 - - - 84
Add realised loss on other commodity contracts - - - 107 - - - 13
247 240 151 644 25 24 19 76
Capital expenditure 102 116 84 391 10 12 11 47
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
35 35 11 96 373 379 122 1,039
Milled - 000 tonnes / - 000 tons 214 243 74 641 236 268 81 707
Yield - g/t / - oz/t 9.48 9.03 10.34 9.31 0.276 0.263 0.302 0.271
Gold produced - kg / - oz (000) 2,028 2,194 764 5,965 65 71 25 192
Gold sold - kg / - oz (000) 1,903 2,192 709 5,966 61 70 23 192
Total cash costs - R / - $ - ton milled 883 914 1,468 951 81 84 175 103
- R/kg / - $/oz - produced 93,120 101,180 141,898 102,216 292 317 578 379
Total production costs - R/kg / - $/oz - produced 168,658 166,260 172,476 170,693 530 520 702 632
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 198 166 122 154 6.35 5.33 3.91 4.96
Actual - g / - oz 202 231 148 204 6.51 7.44 4.77 6.55
Target
- m
2
/ - ft
2
3.50 3.61 2.40 3.32 37.63 38.88 25.78 35.73
Actual
- m
2
/ - ft
2
3.46 3.72 2.21 3.30 37.24 40.02 23.76 35.49
FINANCIAL RESULTS (MILLION)
Gold income
421 480 119 1,118 43 48 16 131
Cost of sales 320 364 123 1,018 32 37 16 121
Cash operating costs 188 221 108 606 19 22 14 72
Other cash costs 1 1 1 3 - - - -
Total cash costs 189 222 108 610 19 22 14 73
Retrenchment costs 1 1 1 3 - - - -
Rehabilitation and other non-cash costs 2 (8) - 2 - (1) - 1
Production costs 192 214 109 615 19 22 14 73
Amortisation of tangible assets 151 150 22 403 15 15 3 48
Inventory change (22) - (9) - (2) - (1) -
101 116 (3) 100 10 12 - 10
Realised non-hedge derivatives and other commodity contracts 101 (2) 14 (237) 10 - 2 (30)
202 114 11 (138) 20 12 1 (20)
Add back accelerated settlement of non-hedge derivatives - - - 201 - - - 25
Add realised loss on other commodity contracts - - - 32 - - - 4
202 114 11 95 20 12 1 9
Capital expenditure 184 205 143 736 19 20 19 89
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
56 57 56 239 605 618 603 2,573
Milled - 000 tonnes / - 000 tons 270 313 272 1,243 298 345 300 1,370
Yield - g/t / - oz/t 3.56 3.53 4.01 3.58 0.104 0.103 0.117 0.104
Gold produced - kg / - oz (000) 962 1,105 1,093 4,444 31 36 35 143
Gold sold - kg / oz (000) 901 1,104 1,025 4,447 29 35 33 143
Total cash costs - R / - $ - ton milled 673 538 516 502 62 49 62 56
- R/kg / - $/oz - produced 188,797 152,541 128,576 140,368 593 478 529 533
Total production costs - R/kg / - $/oz - produced 231,027 197,435 158,512 173,780 726 618 655 658
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 143 162 130 152 4.58 5.22 4.19 4.89
Actual - g / - oz 107 124 126 127 3.43 4.00 4.05 4.08
Target
- m
2
/ - ft
2
7.52 8.30 6.97 7.93 80.96 89.37 75.03 85.34
Actual
- m
2
/ - ft
2
6.24 6.46 6.45 6.82 67.18 69.58 69.44 73.46
FINANCIAL RESULTS (MILLION)
Gold income
197 241 173 834 20 24 23 101
Cost of sales 208 218 163 773 21 22 22 94
Cash operating costs 181 168 140 621 18 17 19 76
Other cash costs 1 1 1 3 - - - -
Total cash costs 182 169 141 624 18 17 19 76
Retrenchment costs 1 1 1 6 - - - 1
Rehabilitation and other non-cash costs - 10 - 16 - 1 - 2
Production costs 183 180 142 646 18 18 19 79
Amortisation of tangible assets 40 38 31 127 4 4 4 15
Inventory change (14) - (11) - (1) - (1) -
(11) 23 11 61 (1) 2 1 7
Realised non-hedge derivatives and other commodity contracts 50 (1) 18 (292) 5 - 2 (37)
39 22 28 (230) 4 2 3 (30)
Add back accelerated settlement of non-hedge derivatives - - - 290 - - - 37
39 22 28 60 4 2 3 7
Capital expenditure 29 39 26 146 3 4 3 18
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 2,386 2,039 1,841 7,922 2,631 2,248 2,030 8,733
Yield - g/t / - oz/t 0.59 0.42 0.36 0.36 0.017 0.012 0.011 0.011
Gold produced - kg / - oz (000) 1,416 848 670 2,864 46 27 22 92
Gold sold - kg / - oz (000) 1,327 847 645 2,867 43 27 21 92
Total cash costs - R / - $ - ton milled 40 49 31 42 4 4 4 5
- R/kg / - $/oz - produced 66,734 116,749 85,350 116,290 210 366 357 440
Total production costs - R/kg / - $/oz - produced 71,151 123,411 93,904 124,038 223 387 393 469
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,303 676 900 711 41.88 21.72 28.94 22.87
Actual - g / - oz 1,997 1,157 1,012 1,021 64.20 37.19 32.54 32.82
FINANCIAL RESULTS (MILLION)
Gold income
287 186 113 544 29 19 15 66
Cost of sales 94 105 61 355 10 11 8 43
Cash operating costs 94 99 57 333 10 10 8 40
Other cash costs - - - - - - - -
Total cash costs 94 99 57 333 10 10 8 40
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 94 99 57 333 10 10 8 40
Amortisation of tangible assets 6 6 6 22 1 1 1 3
Inventory change (6) - (2) - (1) - - -
193 82 52 189 19 8 7 23
Realised non-hedge derivatives and other commodity contracts 75 (1) 2 (146) 8 - - (19)
267 81 54 43 27 8 7 4
Add back accelerated settlement of non-hedge derivatives - - - 134 - - - 17
267 81 54 177 27 8 7 21
Capital expenditure - 1 - 6 - - - 1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
75 90 84 359 811 963 899 3,859
Milled - 000 tonnes / - 000 tons 414 475 412 1,863 456 524 454 2,054
Yield - g/t / - oz/t 9.58 9.45 9.94 10.02 0.279 0.276 0.290 0.292
Gold produced - kg / - oz (000) 3,967 4,492 4,093 18,672 128 144 132 600
Gold sold - kg / - oz (000) 3,543 4,496 3,854 18,720 114 145 124 602
Total cash costs - R / - $ - ton milled 743 671 608 655 68 61 73 73
- R/kg / - $/oz - produced 77,520 71,022 61,113 65,365 244 222 253 249
Total production costs - R/kg / - $/oz - produced 94,484 85,700 82,927 84,523 297 268 343 323
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 264 279 240 266 8.50 8.96 7.70 8.55
Actual - g / - oz 256 289 259 296 8.24 9.31 8.33 9.53
Target
- m
2
/ - ft
2
5.45 5.59 5.14 5.44 58.69 60.13 55.28 58.51
Actual
- m
2
/ - ft
2
4.86 5.77 5.29 5.69 52.37 62.09 56.96 61.25
FINANCIAL RESULTS (MILLION)
Gold income
770 954 636 3,403 78 96 84 414
Cost of sales 335 385 320 1,582 34 39 42 194
Cash operating costs 306 317 248 1,213 31 32 33 148
Other cash costs 2 2 2 7 - - - 1
Total cash costs 308 319 250 1,221 31 32 33 149
Retrenchment costs 1 1 4 8 - - - 1
Rehabilitation costs 2 6 1 20 - 1 - 2
Production costs 310 327 255 1,248 31 33 34 153
Amortisation of tangible assets 65 58 84 330 7 6 11 41
Inventory change (40) - (19) 4 (4) - (3) -
435 569 316 1,820 44 57 41 220
Realised non-hedge derivatives and other commodity contracts 193 25 88 (1,049) 20 3 11 (133)
628 594 404 772 63 60 52 87
Add back accelerated settlement of non-hedge derivatives - - - 1,116 - - - 141
628 594 404 1,887 63 60 52 227
Capital expenditure 196 228 120 707 20 23 16 86
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
15 14 13 63 161 156 140 675
Milled - 000 tonnes / - 000 tons 81 81 75 328 89 90 83 361
Yield - g/t / - oz/t 5.33 6.96 5.96 6.28 0.156 0.203 0.174 0.183
Gold produced - kg / - oz (000) 432 566 448 2,057 14 18 14 66
Gold sold - kg / - oz (000) 369 566 423 2,063 12 18 14 66
Total cash costs - R / - $ - ton milled 767 566 526 670 70 52 64 75
- R/kg / - $/oz - produced 143,876 81,339 88,349 106,748 452 255 367 411
Total production costs - R/kg / - $/oz - produced 176,681 144,345 123,374 137,104 555 452 511 518
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 141 158 140 156 4.53 5.07 4.51 5.01
Actual - g / - oz 132 170 146 158 4.24 5.48 4.69 5.09
Target
- m
2
/ - ft
2
5.29 5.62 4.42 5.32 56.89 60.51 47.62 57.26
Actual
- m
2
/ - ft
2
4.57 4.37 4.25 4.83 49.14 47.01 45.70 51.95
FINANCIAL RESULTS (MILLION)
Gold income
84 121 70 375 8 12 9 45
Cost of sales 65 82 52 283 7 8 7 34
Cash operating costs 62 46 39 218 6 5 5 27
Other cash costs - - - 2 - - - -
Total cash costs 62 46 40 220 6 5 5 27
Retrenchment costs 1 - 1 2 - - - -
Rehabilitation and other non-cash costs - 14 - 15 - 1 - 1
Production costs 63 60 40 236 6 6 5 29
Amortisation of tangible assets 13 22 15 46 1 2 2 5
Inventory change (11) - (3) 1 (1) - - -
18 39 18 92 2 4 2 11
Realised non-hedge derivatives and other commodity contracts 20 3 10 (100) 2 - 1 (13)
39 42 27 (8) 4 4 3 (2)
Add back accelerated settlement of non-hedge derivatives - - - 112 - - - 14
39 42 27 104 4 4 3 12
Capital expenditure 21 25 21 89 2 2 3 11
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
34 35 42 164 365 376 452 1,769
Milled - 000 tonnes / - 000 tons 233 254 259 1,106 257 280 286 1,220
Yield - g/t / - oz/t 7.61 8.37 8.70 8.66 0.222 0.244 0.254 0.253
Gold produced - kg / - oz (000) 1,774 2,126 2,258 9,580 57 68 73 308
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 140 169 123 493 154 186 136 544
Yield - g/t / - oz/t 0.34 0.34 0.43 0.38 0.010 0.010 0.013 0.011
Gold produced - kg / - oz (000) 48 57 53 189 2 2 2 6
TOTAL
Yield
1
- g/t / - oz/t 7.61 8.37 8.70 8.66 0.222 0.244 0.254 0.253
Gold produced - kg / - oz (000) 1,822 2,184 2,311 9,769 59 70 74 314
Gold sold - kg / - oz (000) 1,590 2,184 2,190 9,800 51 70 70 315
Total cash costs - R / - $ - ton milled 599 536 562 595 55 49 68 67
- R/kg / - $/oz - produced 122,643 103,961 93,118 97,483 385 325 386 374
Total production costs - R/kg / - $/oz - produced 173,718 186,583 124,319 135,160 546 584 516 509
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 228 243 186 234 7.33 7.81 5.99 7.51
Actual - g / - oz 179 209 185 214 5.76 6.73 5.93 6.89
Target
- m
2
/ - ft
2
3.78 4.25 3.40 4.11 40.66 45.70 36.59 44.20
Actual
- m
2
/ - ft
2
3.34 3.34 3.36 3.60 35.91 36.00 36.13 38.79
FINANCIAL RESULTS (MILLION)
Gold income
353 469 361 1,794 36 47 48 220
Cost of sales 277 407 273 1,324 28 41 36 160
Cash operating costs 222 225 214 947 22 23 29 117
Other cash costs 1 2 1 6 - - - 1
Total cash costs 223 227 215 952 23 23 29 117
Retrenchment costs 2 2 9 16 - - 1 2
Rehabilitation and other non-cash costs 1 58 1 63 - 6 - 6
Production costs 226 286 225 1,032 23 29 30 126
Amortisation of tangible assets 91 121 62 289 9 12 8 34
Inventory change (39) - (14) 4 (4) - (2) -
76 62 88 470 8 6 11 59
Realised non-hedge derivatives and other commodity contracts 87 11 48 (600) 9 1 6 (76)
163 72 135 (130) 16 7 17 (17)
Add back accelerated settlement of non-hedge derivatives - - - 625 - - - 79
163 72 135 495 16 7 17 62
Capital expenditure 98 147 91 491 10 15 12 60
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 823 744 615 2,956 1,076 973 804 3,867
Mined - 000 tonnes / - 000 tons 2,203 1,997 1,641 7,864 2,429 2,201 1,809 8,669
Treated - 000 tonnes / - 000 tons 352 401 358 1,481 388 442 395 1,633
Stripping ratio - t (mined total-mined ore) / t mined ore 5.47 3.84 9.65 5.39 5.47 3.84 9.65 5.39
Yield - g/t / - oz/t 1.61 1.53 1.31 1.43 0.047 0.045 0.038 0.042
Gold produced - kg / - oz (000) 569 614 469 2,126 18 20 15 68
Gold sold - kg / - oz (000) 573 643 461 2,128 18 21 15 68
Total cash costs - R/kg / - $/oz - produced 145,453 163,164 118,198 142,795 457 512 490 534
Total production costs - R/kg / - $/oz - produced 163,586 186,190 142,749 160,623 514 584 591 601
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 480 539 436 485 15.45 17.31 14.03 15.60
Actual - g / - oz 368 373 361 368 11.83 12.00 11.59 11.83
FINANCIAL RESULTS (MILLION)
Gold income
156 141 84 327 16 14 11 39
Cost of sales 94 118 62 339 9 12 8 41
Cash operating costs 78 95 52 288 8 10 7 35
Other cash costs 5 5 4 16 1 1 - 2
Total cash costs 83 100 55 304 8 10 7 37
Rehabilitation and other non-cash costs - 5 - 4 - 1 - -
Production costs 83 105 55 307 8 11 7 37
Amortisation of tangible assets 10 9 12 34 1 1 2 4
Inventory change 1 4 (5) (2) - - (1) -
62 23 22 (12) 6 2 3 (2)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
62 23 22 (12) 6 2 3 (2)
Add back accelerated settlement of non-hedge derivatives - - - 67 - - - 8
62 23 22 55 6 2 3 7
Capital expenditure 23 34 14 98 2 4 2 12
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
IDUAPRIEM
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,999 4,997 4,502 17,397 6,613 5,508 4,963 19,177
Treated - 000 tonnes / - 000 tons 671 964 815 3,535 739 1,063 898 3,897
Stripping ratio - t (mined total-mined ore) / t mined ore 5.09 4.15 4.13 3.86 5.09 4.15 4.13 3.86
Yield - g/t / - oz/t 1.71 1.83 1.81 1.76 0.050 0.053 0.053 0.051
Gold in ore - kg / - oz (000) 1,731 1,189 1,616 5,916 56 38 52 190
Gold produced - kg / - oz (000) 1,147 1,761 1,471 6,221 37 57 47 200
Gold sold - kg / - oz (000) 1,292 1,717 1,459 6,230 42 55 47 200
Total cash costs - R/kg / - $/oz - produced 170,086 184,109 109,611 141,662 535 577 452 525
Total produced costs - R/kg / - $/oz - produced 190,908 205,867 136,025 164,300 600 645 560 611
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 550 718 562 672 17.69 23.07 18.08 21.61
Actual - g / - oz 453 679 568 600 14.55 21.83 18.27 19.30
FINANCIAL RESULTS (MILLION)
Gold income
250 358 289 1,356 25 36 38 165
Cost of sales 247 352 187 1,007 25 36 25 121
Cash operating costs 182 306 150 830 18 31 20 99
Other cash costs 13 18 11 52 1 2 2 6
Total cash costs 195 324 161 881 20 33 21 105
Rehabilitation and other non-cash costs 4 (1) 7 3 - - 1 -
Production costs 199 323 168 884 20 33 22 105
Amortisation of tangible assets 20 39 32 138 2 4 4 17
Inventory change 28 (11) (13) (15) 3 (1) (2) (1)
3 6 102 349 - 1 13 44
Realised non-hedge derivatives and other commodity contracts 95 20 (23) (514) 10 2 (3) (65)
98 26 78 (165) 10 3 10 (21)
Add back accelerated settlement of non-hedge derivatives - - - 312 - - - 39
98 26 78 147 10 3 10 19
Capital expenditure 38 150 58 448 4 16 8 54
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 492 517 435 1,923 543 570 479 2,119
Treated - 000 tonnes / - 000 tons 562 564 506 2,096 619 622 558 2,311
Yield - g/t / - oz/t 4.45 4.62 4.19 4.37 0.130 0.135 0.122 0.127
Gold produced - kg / - oz (000) 2,501 2,605 2,123 9,151 80 84 68 294
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 737 883 861 3,455 813 974 949 3,808
Yield - g/t / - oz/t 0.49 0.52 0.69 0.57 0.014 0.015 0.020 0.017
Gold produced - kg / - oz (000) 361 457 595 1,956 12 15 19 63
TOTAL
Yield
1
- g/t / - oz/t 4.45 4.62 4.19 4.37 0.130 0.135 0.122 0.127
Gold produced - kg / - oz (000) 2,862 3,062 2,718 11,107 92 98 87 357
Gold sold - kg / - oz (000) 2,805 3,003 2,669 10,974 90 97 86 353
Total cash costs - R/kg / - $/oz - produced 222,941 227,350 127,301 171,223 701 712 517 633
Total production costs - R/kg / - $/oz - produced 273,155 280,492 185,552 224,223 858 879 755 834
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 233 219 196 211 7.49 7.03 6.29 6.79
Actual - g / - oz 213 218 191 197 6.84 7.01 6.14 6.34
FINANCIAL RESULTS (MILLION)
Gold income
547 611 546 2,626 55 62 72 321
Cost of sales 757 984 484 2,591 76 99 64 308
Cash operating costs 606 666 322 1,809 61 67 42 215
Other cash costs 32 31 22 93 3 3 3 11
Total cash costs 638 696 344 1,902 64 70 45 226
Retrenchment costs 1 - - - - - - -
Rehabilitation and other non-cash costs 8 (23) 27 16 1 (2) 4 3
Production costs 647 673 371 1,918 65 68 49 229
Amortisation of tangible assets 135 186 131 572 14 19 17 69
Inventory change (25) 125 (18) 101 (2) 13 (2) 10
(210) (374) 63 35 (21) (38) 8 13
Realised non-hedge derivatives and other commodity contracts 203 43 (50) (1,098) 20 4 (6) (139)
(7) (330) 13 (1,063) (1) (33) 2 (126)
Add back accelerated settlement of non-hedge derivatives - - - 513 - - - 65
(7) (330) 13 (550) (1) (33) 2 (61)
Capital expenditure 265 383 138 922 27 42 18 112
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,314 5,887 7,397 24,131 5,858 6,489 8,154 26,600
Treated - 000 tonnes / - 000 tons 2,094 2,303 2,205 8,612 2,308 2,539 2,431 9,493
Stripping ratio - t (mined total-mined ore) / t mined ore 1.13 0.95 1.21 1.13 1.13 0.95 1.21 1.13
Yield - g/t / - oz/t 1.19 1.10 1.32 1.20 0.035 0.032 0.038 0.035
Gold produced - kg / - oz (000) 2,499 2,533 2,901 10,350 80 81 93 333
Gold sold - kg / - oz (000) 2,346 2,680 2,885 10,469 75 86 93 337
Total cash costs - R/kg / - $/oz - produced 156,700 152,574 105,581 123,442 492 478 436 466
Total production costs - R/kg / - $/oz - produced 173,970 177,449 128,764 143,801 547 556 529 542
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 558 448 590 502 17.95 14.41 18.97 16.13
Actual - g / - oz 617 637 687 625 19.85 20.47 22.08 20.09
FINANCIAL RESULTS (MILLION)
Gold income
498 561 558 2,297 50 57 74 282
Cost of sales 413 487 369 1,514 42 49 49 183
Cash operating costs 333 329 228 1,054 34 33 30 127
Other cash costs 59 58 79 224 6 6 10 28
Total cash costs 392 386 306 1,278 40 39 41 155
Rehabilitation and other non-cash costs 3 (11) 24 11 - (1) 3 2
Production costs 394 375 330 1,289 40 38 44 157
Amortisation of tangible assets 40 74 43 200 4 7 6 24
Inventory change (22) 37 (4) 26 (2) 4 - 3
85 74 189 783 9 7 25 99
Realised non-hedge derivatives and other commodity contracts 134 29 (33) (724) 14 3 (4) (92)
218 103 156 59 22 10 21 7
Add back accelerated settlement of non-hedge derivatives - - - 379 - - - 48
218 103 156 438 22 10 21 55
Capital expenditure 48 29 37 151 5 2 5 18
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
MORILA - Attributable 40%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 487 608 840 2,890 637 795 1,099 3,781
Mined - 000 tonnes / - 000 tons 1,397 1,664 2,280 7,952 1,540 1,834 2,514 8,766
Treated - 000 tonnes / - 000 tons 421 440 403 1,718 464 485 444 1,893
Stripping ratio - t (mined total-mined ore) / t mined ore 1.27 2.97 2.72 3.00 1.27 2.97 2.72 3.00
Yield - g/t / - oz/t 2.92 3.31 3.12 3.08 0.085 0.096 0.091 0.090
Gold produced - kg / - oz (000) 1,228 1,456 1,257 5,298 39 47 40 170
Gold sold - kg / - oz (000) 1,153 1,438 1,283 5,446 37 46 41 175
Total cash costs - R/kg / - $/oz - produced 131,403 122,592 99,282 111,128 413 385 409 419
Total production costs - R/kg / - $/oz - produced 143,832 146,612 117,814 131,341 452 460 486 495
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 990 1,180 967 1,123 31.83 37.93 31.10 36.10
Actual - g / - oz 938 1,021 823 873 30.14 32.84 26.46 28.05
FINANCIAL RESULTS (MILLION)
Gold income
329 321 231 690 33 32 31 82
Cost of sales 163 215 149 710 16 22 20 86
Cash operating costs 137 152 105 503 14 15 14 61
Other cash costs 25 26 20 86 2 3 3 10
Total cash costs 161 179 125 589 16 18 17 71
Rehabilitation and other non-cash costs - (1) - (1) - - - -
Production costs 161 177 125 588 16 18 17 71
Amortisation of tangible assets 15 36 23 108 2 4 3 13
Inventory change (14) 1 1 14 (1) - - 2
166 107 83 (20) 17 11 11 (4)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
166 107 83 (20) 17 11 11 (4)
Add back accelerated settlement of non-hedge derivatives - - - 335 - - - 42
166 107 83 315 17 11 11 38
Capital expenditure 1 5 1 9 - 1 - 1
1
Morila is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
SADIOLA - Attributable 38%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,162 1,251 1,367 4,742 1,520 1,636 1,788 6,203
Mined - 000 tonnes / - 000 tons 2,246 2,447 2,629 9,158 2,476 2,698 2,898 10,095
Treated - 000 tonnes / - 000 tons 357 428 359 1,564 394 471 396 1,724
Stripping ratio - t (mined total-mined ore) / t mined ore 4.64 3.02 2.52 2.95 4.64 3.02 2.52 2.95
Yield - g/t / - oz/t 3.12 3.58 3.16 3.42 0.091 0.104 0.092 0.100
Gold produced - kg / - oz (000) 1,113 1,530 1,135 5,357 36 49 36 172
Gold sold - kg / - oz (000) 1,076 1,459 1,337 5,418 35 47 43 174
Total cash costs - R/kg / - $/oz - produced 100,400 123,137 98,058 106,486 315 386 405 399
Total production costs - R/kg / - $/oz - produced 123,397 186,097 129,199 148,948 388 583 534 554
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 739 791 651 720 23.76 25.42 20.93 23.15
Actual - g / - oz 791 1,102 756 931 25.42 35.44 24.30 29.95
FINANCIAL RESULTS (MILLION)
Gold income
305 321 250 619 31 32 33 73
Cost of sales 139 273 165 799 14 28 22 96
Cash operating costs 91 159 93 482 9 16 12 58
Other cash costs 21 29 18 88 2 3 2 11
Total cash costs 112 188 111 570 11 19 15 69
Rehabilitation and other non-cash costs - 13 1 9 - 1 - 1
Production costs 112 202 113 579 11 20 15 69
Amortisation of tangible assets 26 83 34 219 3 8 5 26
Inventory change 1 (11) 19 1 - (1) 3 -
166 47 85 (180) 17 5 11 (23)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
166 47 85 (180) 17 5 11 (23)
Add back accelerated settlement of non-hedge derivatives - - - 402 - - - 51
166 47 85 222 17 5 11 27
Capital expenditure 3 14 6 27 - 2 1 3
1
Sadiola is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
YATELA - Attributable 40%
1
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 939 977 1,023 4,061 1,035 1,077 1,128 4,476
Placed
2
- 000 tonnes / - 000 tons 271 305 294 1,088 299 336 324 1,200
Stripping ratio - t (mined total-mined ore) / t mined ore 2.86 5.15 14.47 7.09 2.86 5.15 14.47 7.09
Yield
3
- g/t / - oz/t 2.73 2.60 2.17 2.66 0.080 0.076 0.063 0.078
Gold placed
4
- kg / - oz (000) 739 793 637 2,895 24 25 20 93
Gold produced - kg / - oz (000) 421 503 532 2,052 14 16 17 66
Gold sold - kg / - oz (000) 414 479 588 2,050 13 15 19 66
Total cash costs - R/kg / - $/oz - produced 174,214 178,973 125,581 151,165 547 561 522 572
Total production costs - R/kg / - $/oz - produced 194,766 168,722 135,250 155,196 612 529 563 591
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 517 573 577 634 16.62 18.41 18.56 20.39
Actual - g / - oz 560 665 620 618 17.99 21.38 19.94 19.86
FINANCIAL RESULTS (MILLION)
Gold income
118 106 107 259 12 11 14 31
Cost of sales 86 77 79 312 9 8 11 38
Cash operating costs 65 80 59 277 7 8 8 34
Other cash costs 9 10 8 33 1 1 1 4
Total cash costs 73 90 67 310 7 9 9 38
Rehabilitation and other non-cash costs 4 (11) 1 (10) - (1) - (1)
Production costs 77 79 67 300 8 8 9 37
Amortisation of tangible assets 5 6 4 18 1 1 1 2
Inventory change 4 (8) 7 (7) - (1) 1 (1)
32 29 28 (53) 3 3 4 (7)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
32 29 28 (53) 3 3 4 (7)
Add back accelerated settlement of non-hedge derivatives - - - 134 - - - 17
32 29 28 81 3 3 4 10
Capital expenditure (10) 11 5 23 (1) 1 1 3
1
Yatela is an equity accounted joint venture.
2
Tonnes / Tons placed on to leach pad.
3
Gold placed / tonnes (tons) placed.
4
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,334 4,934 5,443 19,829 5,669 6,454 7,120 25,936
Mined - 000 tonnes / - 000 tons 12,285 13,728 14,316 52,794 13,542 15,132 15,780 58,195
Treated - 000 tonnes / - 000 tons 917 963 1,193 4,270 1,011 1,061 1,315 4,707
Stripping ratio - t (mined total-mined ore) / t mined ore 11.64 12.11 10.72 9.69 11.64 12.11 10.72 9.69
Yield - g/t / - oz/t 1.50 1.68 1.66 1.92 0.044 0.049 0.048 0.056
Gold produced - kg / - oz (000) 1,379 1,614 1,984 8,203 44 52 64 264
Gold sold - kg / - oz (000) 1,363 1,638 1,860 8,088 44 53 60 260
Total cash costs - R/kg / - $/oz - produced 323,980 294,552 174,653 193,392 1,018 921 717 728
Total production costs - R/kg / - $/oz - produced 392,313 342,695 232,677 245,414 1,232 1,071 954 929
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 365 482 356 445 11.73 15.50 11.46 14.31
Actual - g / - oz 226 254 317 329 7.25 8.16 10.20 10.58
FINANCIAL RESULTS (MILLION)
Gold income
66 360 445 2,628 7 36 59 328
Cost of sales 532 930 441 2,534 54 94 58 301
Cash operating costs 426 453 328 1,500 43 46 43 181
Other cash costs 13 13 13 56 1 1 2 7
Total cash costs 439 466 340 1,555 44 47 45 188
Rehabilitation and other non-cash costs - (41) 11 (23) - (4) 1 (2)
Production costs 439 425 352 1,533 44 43 46 186
Amortisation of tangible assets 94 119 104 449 10 12 14 55
Inventory change (2) 386 (15) 552 - 39 (2) 60
(466) (570) 4 94 (47) (58) 1 27
Realised non-hedge derivatives and other commodity contracts 302 - (102) (1,639) 30 - (14) (207)
(164) (570) (98) (1,545) (17) (58) (13) (181)
Add back accelerated settlement of non-hedge derivatives - - - 491 - - - 62
(164) (570) (98) (1,054) (17) (58) (13) (119)
Capital expenditure 22 105 25 433 2 10 3 53
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross loss normalised for accelerated settlement of non-
hedge derivatives

Australia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 143 246 119 668 158 271 131 736
Treated - 000 tonnes / - 000 tons 217 179 125 513 239 197 138 566
Yield - g/t / - oz/t 4.97 4.11 4.95 4.40 0.145 0.120 0.144 0.128
Gold produced - kg / - oz (000) 1,077 736 619 2,261 35 24 20 73
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,398 1,638 2,840 9,146 1,829 2,142 3,715 11,963
Treated - 000 tonnes / - 000 tons 705 824 752 3,239 777 908 829 3,570
Stripping ratio - t (mined total-mined ore) / t mined ore 27.83 (21.82) 10.95 15.28 27.83 (21.82) 10.95 15.28
Yield - g/t / - oz/t 2.78 2.33 4.10 3.46 0.081 0.068 0.120 0.101
Gold produced - kg / - oz (000) 1,964 1,915 3,088 11,216 63 62 99 361
TOTAL
Yield
1
- g/t / - oz/t 2.78 2.33 4.10 3.46 0.081 0.068 0.120 0.101
Gold produced - kg / - oz (000) 3,041 2,651 3,707 13,477 98 85 119 433
Gold sold - kg / - oz (000) 2,945 2,734 3,583 13,455 95 88 115 433
Total cash costs - R/kg / - $/oz - produced 182,648 154,754 111,183 138,295 574 486 455 531
Total production costs - R/kg / - $/oz - produced 225,777 188,295 135,374 165,643 709 590 556 635
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,719 2,678 3,824 3,384 55.26 86.09 122.95 108.81
Actual - g / - oz 2,304 2,150 2,878 2,741 74.06 69.12 92.54 88.12
FINANCIAL RESULTS (MILLION)
Gold income
626 937 727 2,338 63 94 96 280
Cost of sales 680 504 485 2,226 69 51 64 274
Cash operating costs 534 394 391 1,787 54 40 51 220
Other cash costs 21 17 21 77 2 2 3 9
Total cash costs 555 410 412 1,864 56 41 54 230
Rehabilitation and other non-cash costs 36 4 - 10 4 - - 1
Production costs 592 415 412 1,873 60 42 54 231
Amortisation of tangible assets 95 85 90 359 10 8 12 44
Inventory change (6) 5 (17) (7) (1) - (2) (1)
(54) 433 242 112 (5) 44 33 6
Realised non-hedge derivatives and other commodity contracts 171 (345) (74) (592) 17 (35) (10) (66)
118 88 168 (480) 12 9 23 (61)
Add back accelerated settlement of non-hedge derivatives - - - 736 - - - 93
118 88 168 256 12 9 23 32
Capital expenditure 49 46 31 159 5 5 4 19
1
Total yield excludes the underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South America
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,211 5,397 5,786 22,902 5,745 5,949 6,378 25,245
Treated - 000 tonnes / - 000 tons 212 235 224 883 233 260 247 973
Stripping ratio - t (mined total-mined ore) / t mined ore 23.14 22.72 23.87 27.50 23.14 22.72 23.87 27.50
Yield - g/t / - oz/t 6.98 7.44 3.82 5.44 0.203 0.217 0.111 0.159
Gold in ore - kg / - oz (000) 1,561 1,822 907 5,070 50 59 29 163
Gold produced - kg / - oz (000) 1,476 1,752 856 4,799 47 56 28 154
Gold sold - kg / - oz (000) 1,106 1,528 1,457 5,169 36 49 47 166
Total cash costs - R/kg / - $/oz - produced 127,374 148,071 132,332 162,345 400 464 553 608
Total production costs - R/kg / - $/oz - produced 162,697 183,107 166,287 202,598 511 573 692 757
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 579 982 582 764 18.61 31.59 18.71 24.58
Actual - g / - oz 702 822 417 559 22.56 26.43 13.39 17.98
FINANCIAL RESULTS (MILLION)
Gold income
333 367 293 910 34 37 38 108
Cost of sales 191 313 198 1,002 19 31 26 120
Cash operating costs 162 229 85 682 16 23 12 82
Other cash costs 26 30 28 97 3 3 4 12
Total cash costs 188 259 113 779 19 26 15 94
Rehabilitation and other non-cash costs - 6 5 54 - 1 1 7
Production costs 188 265 118 833 19 27 16 100
Amortisation of tangible assets 52 56 24 139 5 6 3 16
Inventory change (49) (8) 56 30 (5) (1) 7 4
142 55 94 (93) 14 6 12 (13)
Realised non-hedge derivatives and other commodity contracts (37) (38) (35) (139) (4) (4) (5) (17)
104 17 59 (231) 11 2 7 (30)
Add back accelerated settlement of non-hedge derivatives - - - 144 - - - 18
104 17 59 (87) 11 2 7 (12)
Capital expenditure 15 36 34 125 2 4 5 15
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives

South America
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 318 304 304 1,203 351 335 335 1,326
Treated - 000 tonnes / - 000 tons 320 305 308 1,186 353 336 340 1,307
Yield - g/t / - oz/t 6.43 7.77 6.77 7.62 0.187 0.227 0.198 0.222
Gold produced - kg / - oz (000) 2,059 2,372 2,086 9,034 66 76 67 290
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 739 1,164 684 4,363 815 1,283 754 4,809
Placed
1
- 000 tonnes / - 000 tons 28 46 43 225 31 50 48 248
Stripping ratio - t (mined total-mined ore) / t mined ore 25.58 25.05 14.41 18.40 25.58 25.05 14.41 18.40
Yield
2
- g/t / - oz/t 2.30 3.16 5.26 3.63 0.067 0.092 0.153 0.106
Gold placed
3
- kg / - oz (000) 64 144 227 816 2 5 7 26
Gold produced - kg / - oz (000) 62 224 165 926 2 7 5 30
TOTAL
Yield
4
- g/t / - oz/t 6.43 7.77 6.77 7.62 0.187 0.227 0.198 0.222
Gold produced - kg / - oz (000) 2,121 2,596 2,251 9,960 68 83 72 320
Gold sold - kg / - oz (000) 2,158 2,696 2,432 10,464 69 87 78 336
Total cash costs - R/kg / - $/oz - produced 91,588 74,764 76,600 78,701 288 234 316 300
Total production costs - R/kg / - $/oz - produced 139,410 115,725 113,174 113,696 438 363 467 432
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 426 534 540 558 13.71 17.17 17.37 17.93
Actual - g / - oz 429 582 504 558 13.80 18.71 16.21 17.94
FINANCIAL RESULTS (MILLION)
Gold income
543 673 483 1,673 55 68 65 200
Cost of sales 294 323 249 1,165 30 33 33 142
Cash operating costs 188 187 167 759 19 19 22 93
Other cash costs 7 7 6 25 1 1 1 3
Total cash costs 194 194 172 784 20 20 23 96
Rehabilitation and other non-cash costs - (5) 7 (3) - - 1 -
Production costs 194 189 179 781 20 19 24 96
Amortisation of tangible assets 101 111 75 351 10 11 10 42
Inventory change (1) 23 (6) 32 - 2 - 4
248 350 234 509 25 35 31 58
Realised non-hedge derivatives and other commodity contracts 40 (79) (50) (380) 4 (8) (6) (46)
288 271 184 129 29 27 25 12
Add back accelerated settlement of non-hedge derivatives - - - 647 - - - 82
288 271 184 776 29 27 25 94
Capital expenditure 123 129 123 565 12 12 16 69
1
Tonnes / Tons placed onto leach pad.
4
Total yield represents underground operations.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South America
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 91 86 83 334 101 94 91 368
Treated - 000 tonnes / - 000 tons 82 86 78 310 90 95 86 341
Yield - g/t / - oz/t 3.65 8.00 7.19 7.58 0.106 0.233 0.210 0.221
Gold produced - kg / - oz (000) 298 686 561 2,349 10 22 18 76
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 182 218 129 764 200 241 143 843
Treated - 000 tonnes / - 000 tons 8 16 21 86 9 18 23 95
Stripping ratio - t (mined total-mined ore) / t mined ore 9.00 8.11 4.19 6.73 9.00 8.11 4.19 6.73
Yield - g/t / - oz/t 3.96 3.92 3.85 4.20 0.116 0.114 0.112 0.122
Gold in ore - kg / - oz (000) 34 71 86 404 1 2 3 13
Gold produced - kg / - oz (000) 31 64 80 360 1 2 3 12
TOTAL
Yield
1
- g/t / - oz/t 3.65 8.00 7.19 7.58 0.106 0.233 0.210 0.221
Gold produced - kg / - oz (000) 328 750 641 2,709 11 24 21 87
Gold sold - kg / - oz (000) 421 676 621 2,693 14 22 20 87
Total cash costs - R/kg / - $/oz - produced 158,853 82,975 70,185 77,872 499 260 290 294
Total production costs - R/kg / - $/oz - produced 205,445 114,416 94,042 104,690 646 359 388 394
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 368 690 680 705 11.85 22.18 21.85 22.67
Actual - g / - oz 305 745 700 716 9.80 23.95 22.49 23.04
FINANCIAL RESULTS (MILLION)
Gold income
100 150 136 450 10 15 18 54
Cost of sales 74 79 59 280 7 8 8 34
Cash operating costs 49 58 42 196 5 6 6 24
Other cash costs 4 4 3 15 - - - 2
Total cash costs 52 62 45 211 5 6 6 26
Rehabilitation and other non-cash costs - - 1 1 - - - -
Production costs 52 63 46 212 5 6 6 26
Amortisation of tangible assets 15 23 15 72 2 2 2 9
Inventory change 6 (7) (1) (4) 1 (1) - -
26 71 77 170 3 7 10 20
Realised non-hedge derivatives and other commodity contracts 11 (3) (22) (91) 1 - (3) (11)
38 68 55 79 4 7 7 9
Add back accelerated settlement of non-hedge derivatives - - - 134 - - - 17
38 68 55 213 4 7 7 26
Capital expenditure 72 66 27 168 7 7 4 20
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

North America
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2009
2008
2008
2008
2009
2008
2008
2008
CRIPPLE CREEK & VICTOR
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 12,204 11,571 11,532 46,330 13,453 12,755 12,711 51,071
Placed
1
- 000 tonnes / - 000 tons 5,306 5,511 5,071 22,149 5,849 6,075 5,590 24,415
Stripping ratio - t (mined total-mined ore) / t mined ore 1.32 1.16 1.16 1.12 1.32 1.16 1.16 1.12
Yield
2
- g/t / - oz/t 0.46 0.48 0.54 0.49 0.013 0.014 0.016 0.014
Gold placed
3
- kg / - oz (000) 2,417 2,641 2,749 10,784 78 85 88 347
Gold produced - kg / - oz (000) 1,736 2,422 1,791 8,016 56 78 58 258
Gold sold - kg / - oz (000) 1,789 2,380 1,825 7,972 58 77 59 256
Total cash costs
4
- R/kg / - $/oz - produced 106,971 102,980 68,916 83,448 336 322 284 309
Total production costs - R/kg / - $/oz - produced 141,245 137,163 94,354 111,667 444 429 389 413
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,600 2,440 1,747 2,210 51.43 78.44 56.16 71.06
Actual - g / - oz 1,621 2,318 1,750 1,909 52.12 74.51 56.28 61.39
FINANCIAL RESULTS (MILLION)
Gold income
243 531 369 1,984 24 53 48 240
Cost of sales 245 332 169 895 25 33 22 106
Cash operating costs 346 328 212 1,054 35 33 28 127
Other cash costs 17 1 10 38 2 - 1 5
Total cash costs 363 329 222 1,092 37 33 29 132
Rehabilitation and other non-cash costs - 29 11 67 - 3 1 8
Production costs 363 357 232 1,158 37 36 31 140
Amortisation of tangible assets 71 71 54 243 7 7 7 30
Inventory change (189) (96) (117) (506) (19) (10) (16) (63)
(3) 198 200 1,089 - 20 26 134
Realised non-hedge derivatives and other commodity contracts 232 (3) (33) (934) 23 - (4) (118)
229 195 167 155 23 20 22 16
Add back accelerated settlement of non-hedge derivatives - - - 446 - - - 56
229 195 167 601 23 20 22 73
Capital expenditure 79 36 90 221 8 3 12 27
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31
December 2008, which was distributed to shareholders on 27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the
United States on May 5, 2009 and amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglgoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Administrative   information
ANGLO GOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R E Bannerman
(1)
J H Mensah
(1)
W A Nairn
Prof W L Nkuhlu
S M Pityana
* British
#
American Ghanaian
~ Australian
(1) Retires from the board on 15 May 2009
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1 646 717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of
its website at www.anglogoldashanti.com
and under the “Investors” tab on the main
page. This information is updated regularly.
Investors should visit this website to obtain
important information about AngloGold
Ashanti.
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free
in USA) or +1 201 680 6578 (outside
USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLO GOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 15, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary